Exhibit 99.1

Execution Version

SHARE PURCHASE AGREEMENT

among

OMF FUND II (GE) LLC and OMF CO-FUND II (PERIDOT) LLC and OMF FUND III

(EMERALD) LLC and OMF CO-FUND III (JADE) LLC and OMF FUND JV (VERTE)

LP

as Sellers

and

PREMIER GOLD MINES HARDROCK INC.

as Purchaser

and

EQUINOX GOLD CORP.

as Purchaser Guarantor

and

OMF FUND II (GE) LLC

as Sellers Representative

April 23, 2024

4.7	Litigation	40

4.8	Solvency	41

4.9	Finders’ Fees	41

4.10	OMF Verte	41

4.11	Accredited Investor; Investment Experience	41

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE SELLERS REGARDING THE COMPANY		41

5.1	Formation and Organization	41

5.2	Company Consent and Approvals	41

5.3	Compliance with Laws	42

5.4	Solvency	42

5.5	Litigation	42

5.6	No Undisclosed Liabilities	42

5.7	Absence of Certain Changes or Events	42

5.8	Residency	42

5.9	Holding Company	42

5.10	No Defaults; Company Material Contracts	43

5.11	Employees	44

5.12	Greenstone Contributions	44

5.13	Centerra Contingent Contribution	44

5.14	No Company Material Adverse Change	44

5.15	Company Taxes	44

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF THE SELLERS AS TO GREENSTONE		46

6.1	Partnership Matters	46

6.2	Authorized and Issued Capital	47

ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		47

7.1	Organization and Authority	47

7.2	Authorization	47

7.3	Ownership of Assets	47

7.4	No Violation	47

7.5	Purchaser’s Consents and Approvals	48

7.6	Solvency	48

7.7	Litigation	48

7.8	Financing	48

7.9	Other Matters	50

ARTICLE 8 ADDITIONAL REPRESENTATIONS AND WARRANTIES		50

8.1	Board Approval	50

8.2	Organization and Qualification	50

8.3	Authorization	51

8.4	Solvency	51

8.5	No Violation	51

8.6	Capitalization	52

8.7	Ownership of Subsidiaries	53

8.8	Material Investments	54

8.9	Reporting Status and Securities Law Matters	54

8.10	Public Filings	54

8.11	Purchaser Guarantor Financial Statements	55

8.12	Internal Controls and Financial Reporting	55

8.13	Independent Accountant	55

8.14	Money Laundering	55

8.15	Corrupt Practices Legislation	56

8.16	Books and Records	56

8.17	Minute Books	56

8.18	No Undisclosed Liabilities	56

8.19	No Material Change	57

8.20	Litigation	57

8.21	Taxes	57

8.22	Property	58

8.23	Title and Rights re: Other Assets	60

8.24	Contracts	61

8.25	Permits and Authorizations	61

8.26	Intellectual Property	61

8.27	Environmental Matters	62

8.28	Mineral Reserves and Resources	62

8.29	Operational Matters	63

8.30	No Expropriation	63

8.31	Regulatory	63

8.32	Employee Benefits	64

8.33	Labour and Employment	66

8.34	Compliance with Laws	67

8.35	Absence of Cease Trade Orders	67

8.36	Non-Arm’s Length Transactions	67

8.37	Voting Agreements	67

8.38	Registration Rights	67

8.39	Rights of Other Persons	67

8.40	Restrictions on Business Activities	68

8.41	Insurance	68

8.42	Purchaser Guarantor Share Ownership	68

8.43	United States Securities Laws	68

8.44	Investment Canada Act	68

8.45	Finders’ Fees	69

8.46	Issuance of Consideration Shares	69

ARTICLE 9 COVENANTS		69

9.1	Conduct Prior to Closing to Satisfy Conditions	69

9.2	Confidentiality	71

9.3	Interim Period Covenants of Sellers	72

9.4	Notices; Access to Information	72

9.5	Gold Purchase Agreement	72

9.6	Business Acquisition Report	73

9.7	Termination Rights	73

9.8	Effect of Exercise of Termination Rights	74

9.9	Injunctive Relief	74

9.10	Transfer of Consideration Shares	74

ARTICLE 10 SURVIVAL AND INDEMNIFICATION		77

10.1	Indemnification by the Sellers	77

10.2	Indemnification by the Purchaser	77

10.3	Monetary Limitation of Liability	78

10.4	Notice of Claim	78

10.5	Threshold Amounts	79

10.6	Time Limits for Notice of Claim for Breach of Representations and Warranties	79

10.7	Direct Claims	80

10.8	Third Party Claims	80

10.9	One Recovery	82

10.10	Duty to Mitigate	82

10.11	Adjustment to Purchase Price	82

ARTICLE 11 POST-CLOSING COVENANTS		82

11.1	Company Material Contracts	82

11.2	Indemnification of Directors and Officers	82

11.3	Change of Name	83

11.4	Tax Covenants	83

11.5	Greenstone Distributions	85

11.6	Legal Representation	85

11.7	Deferred Payment Amount	86

ARTICLE 12 PURCHASER GUARANTEE		86

12.1	Purchaser Guarantee	86

ARTICLE 13 MISCELLANEOUS		87

13.1	Appointment of Sellers Representative	87

13.2	Notices	89

13.3	Callback Procedure	90

13.4	Callback Contact	90

13.5	Amendments and Waivers	91

13.6	Assignment	91

13.7	Successors and Assigns	91

13.8	Expenses	91

13.9	Consultation	91

13.10	Further Assurances	91

13.11	Counterparts	92

THIS SHARE PURCHASE AGREEMENT made the 23rd day of April, 2024, BETWEEN:

OMF FUND II (GE) LLC

a limited liability company existing under the laws of the State of Delaware,

(“OMF GE”)

-and-

OMF CO-FUND II (PERIDOT) LLC,

a limited liability company existing under the laws of the State of Delaware,

(“OMF Peridot”)

-and-

OMF FUND III (EMERALD) LLC

a limited liability company existing under the laws of the State of Delaware,

( “OMF Emerald”)

-and-

OMF CO-FUND III (JADE) LLC

a limited liability company existing under the laws of the State of Delaware,

(“OMF Jade”)

-and-

OMF FUND JV (VERTE) LP

an exempted limited partnership existing under the laws of the Cayman Islands,

(“OMF Verte”, together with OMF GE, OMF Peridot, OMF Emerald and OMF Jade, each a “Seller” and together the “Sellers”)

-and-

PREMIER GOLD MINES HARDROCK INC.

a corporation existing under the laws of Ontario,

(“Purchaser”)

-and -

EQUINOX GOLD CORP.,

a corporation existing under the laws of British Columbia (the “Purchaser Guarantor”)

WHEREAS:

A.

As of the date hereof, each Seller is the registered and beneficial owner of that number of common shares in the capital of OMF Fund II (Sc) Ltd., a corporation existing under the laws of the Province of British Columbia. (the “Company”) as set out in Schedule 4.3, which shares collectively represent of all of the issued and outstanding shares (the “Purchased Shares”) in the capital of the Company.

B.

As of the date hereof, the Company is the registered and beneficial owner of (i) that number of limited partner units as set out in Schedule 6.2 (the “LP Units”) of Greenstone Gold Mines LP (“Greenstone”), a limited partnership existing under the laws of the Province of Manitoba; and (ii) that number of common shares as set out in Schedule 6.2 (such common shares, together with the LP Units, the “Greenstone Interests”) of Greenstone Gold Mines GP Inc. (“Managing Partner”), the managing partner (and one of the general partners) of Greenstone.

C.

The Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, the Purchased Shares, which together comprise all of the Sellers’ direct and indirect ownership interest in Greenstone and the Managing Partner (together the “Greenstone Entities”) comprised of Greenstone Interests on the terms and conditions set forth herein.

D.

Concurrently with the execution of this Agreement and as an inducement to the Sellers’ willingness to enter into this Agreement, the Purchaser has provided the Sellers with a copy of: (i) the Bought Deal Letter attached hereto as Exhibit 7.8(c); (ii) the Commitment Letter attached hereto as Exhibit 7.8(b); (iii) the consent of MDC Industry Holding Company LLC (“MDC”) attached hereto as Exhibit D-2 (the “MDC Consent”); and (iv) the waiver of MDC attached hereto as Exhibit D-3 (the “MDC Waiver”).

E.	OMF GE shall be appointed as agent to the Sellers pursuant to Section 13.1.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“116 Certificates” has the meaning set out in Section 2.6(a).

“116 Escrow Amounts” has the meaning set out in Section 2.6(b).

“Affiliate” has the following meaning: a Person (the “first entity”) is the Affiliate of another Person (the “second entity”) where the second entity controls the first entity, or the first entity controls the second entity, or both the first entity and the second entity are controlled by the same Person.

“Allocable Portion” means, in respect of a Seller, the percentage set forth beside such Seller’s name in Schedule 2.1.

“Alternative Financing” has the meaning set out in Section 9.1(b)(i)(D).

“Authorization” means, with respect to any Person, any order, permit, including Environmental Permits, approval, decree, consent, waiver, licence, certificate, registration or similar authorization of any Governmental Body having jurisdiction over such Person.

“Bought Deal Letter” means the executed bought deal engagement letter from BMO Nesbitt Burns Inc. pursuant to which BMO Nesbitt Burns Inc. has committed, on behalf of a syndicate of underwriters and subject to the terms and conditions therein, to purchase and distribute Equinox Gold Shares in the amounts and on the terms set forth in such Bought Deal Letter, with such Bought Deal Letter attached hereto as Exhibit 7.8(c).

“Business Acquisition Report” means the business acquisition report (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) that may be required to be filed by the Purchaser Guarantor in connection with the transactions contemplated by this Agreement.

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in Toronto, Ontario, Vancouver, British Columbia, New York City, New York, or a day on which banks are generally closed in any of those cities.

“Calculation Time” means 12:01 a.m. (New York City time) on the Economic Transfer Date.

“Canadian Securities Laws” means all applicable securities laws in each of the applicable provinces and territories and all the respective regulations and rules under such laws together with the applicable policy statements of the Canadian Securities Regulators and the securities regulatory authorities in the applicable qualifying provinces and territories and includes the rules, by-laws and requirements of the TSX.

“Canadian Securities Regulators” means the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.

“Canadian Seller” means OMF Verte.

“Cash and Cash Equivalents” means all cash (other than restricted cash) and cash equivalents of the Company, including highly liquid investments of the Company with original maturities of less than 90 days when acquired, marketable securities and bank deposits, less all uncleared cheques issued by the Company and funds in transit from the Company that are uncleared as of the Calculation Time.

“Cash Call” has the meaning set out in the Greenstone LPA.

“Cash Consideration” has the meaning set out in Section 2.2(a)(i).

“Centerra” means Centerra Gold Inc.

“Centerra Assignment Agreement” means the assignment and assumption agreement among Equinox Gold Corp., Premier Gold Mines Hardrock Inc. and the Company, dated April 16, 2021, in respect of the Centerra Purchase Agreement.

“Centerra Payments” has the meaning set out in the Greenstone LPA.

“Centerra Purchase Agreement” means the purchase agreement between Centerra, AuRico Canadian Royalties Holdings Inc., the Company, Premier Gold Mines Limited, Premier Gold Mines Hardrock Inc., Greenstone, and the Managing Partner dated December 15, 2020, as amended by an extension agreement dated January 11, 2021 and further amended on January 15, 2021.

“Claim” has the meaning set out in Section 10.4(a).

“Closing” means the closing of the transactions contemplated hereby.

“Closing Date” means the date on which the Closing occurs, which date shall be (a) the date that is two Business Days after the date on which the last of the conditions set forth in Section 3.2, 3.3 and 3.4 (excluding conditions that, by their terms, cannot be satisfied until the date of Closing, but subject to the satisfaction or waiver of those conditions as of the Closing) is satisfied or waived, or (b) such other date as the Sellers Representative and the Purchaser may mutually agree, provided that the Closing Date shall occur no later than the Outside Date.

“Closing Statement” has the meaning set out in Section 2.8(a).

“Closing Transaction Expenses” means the aggregate unpaid Transaction Expenses of the Company as at the Closing as set out in the Closing Statement.

“Comfort Letter” has the meaning set out in Section 2.6(d).

“Commitment Letter” has the meaning set out in Section 7.8(b).

“Company” has the meaning set out in the recitals to this Agreement.

“Company Financial Statements” means the audited financial statements of the Company as at and for the years ended December 31, 2021 and December 31, 2022, including the notes thereto, together with the auditor’s report thereon.

“Company Material Adverse Change” means any event, occurrence, change or effect (a “change”) that, when taken individually or together with all other changes, has or would reasonably be expected to have a materially adverse effect on the business, operations, assets or financial condition in respect of the Company except to the extent that any such change relates to:

(a)	any fluctuations or changes in commodity prices;

(b)	any change in global, national or regional political, economic, business, regulatory or market conditions or in national or global financial, credit, currency, or capital markets;

(c)	war, armed hostilities, acts of terrorism, military action or the escalation or worsening thereof;

(d)	any change affecting generally the markets or industries in which the Company operates;

(e)	any adoption, proposal, implementation or change in Law, or any interpretation of Law, by any Governmental Body;

(f)

acts of God, crises, natural disasters, similar calamities or other force majeure events including any climatic, earthquake or other natural event or condition (including weather conditions and any natural disaster);

(g)	any epidemic, pandemic, disease outbreak (including COVID-19), other health crisis or public health event;

(h)	any changes in applicable accounting standards or any applicable regulatory accounting rules (including IFRS or GAAP) or the enforcement, implementation or interpretation thereof;

(i)	any act or omission of Purchaser or its Affiliates;

(j)	compliance with the terms of this Agreement;

(k)

any act or omission of the Company prior to the Closing Date taken or omitted to be taken with the prior consent or at the request of Purchaser or in accordance with the terms of this Agreement or any Contract to which the Company is a party;

(l)	any matter which has been disclosed by any Sellers to the Purchaser, included any matter disclosed in the Schedules to this Agreement; or

(m)	the announcement or performance of this Agreement or consummation of the transaction of purchase and sale or any other transactions contemplated by this Agreement or the identity of the Purchaser;

provided, however, that any event, occurrence, change or effect referred to in clauses (a) - (m) above, may be taken into account in determining whether a Company Material Adverse Change has occurred or may reasonably be expected to occur if such event, occurrence, change or effect has a materially disproportionate effect on the business of the Company relative to other participants in the same industry and in the same locale(s) as the Company.

“Company Material Contracts” means the Gold Purchase Agreement, Greenstone LPA, Side Letter and Centerra Purchase Agreement.

“Concession” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which the Purchaser Guarantor or any of its subsidiaries owns or has a right or option to acquire or use.

“Confidential Information” has the meaning set out in Section 9.2(b).

“Contract” means any written agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment.

“Consideration Shares” has the meaning set out in Section 2.2(a)(iii).

“Credit Agreement” means the credit agreement dated December 14, 2021 among the Company (as borrower) and Macquarie Bank Limited (as administrative agent and collateral agent), and the other financial institutions from time to time a party to, as lenders, as amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, whether in whole or in part or whether in respect of a smaller or larger principal amount as permitted thereunder.

“Credit Agreement Indebtedness” means all obligations owed under (i) the Credit Agreement and (ii) all obligations associated with any of the Company’s commodity hedges, including, in each of (i) and (ii) accrued and unpaid interest, premiums, penalties, fees, expenses, breakage costs, termination or other fees or amounts required to be paid to retire, satisfy or otherwise fully discharge any indebtedness under the Credit Agreement or the commodity hedges, as applicable, immediately prior to the Closing (including all accrued but unpaid interest, premiums, penalties, fees, expenses, breakage costs, termination or other fees or amounts due upon prepayment of such indebtedness or payable as a result of the consummation of the transactions contemplated herein).

“Data Room” has the meaning set out in Section 1.2(j).

“Debt Financing” means the financing to be provided pursuant to the Commitment Letter.

“Deferred Payment Amount” has the meaning set out in Section 2.2(a)(ii).

“Direct Claim” has the meaning set out in Section 10.4(a).

“Disputed Items” has the meaning set out in Section 2.8(d).

“Draft Closing Statement” has the meaning set out in Section 2.8(a).

“Economic Transfer Date” means April 30, 2024.

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, lien (statutory or otherwise), security interest of any nature, adverse claim, exception, reservation, easement, encroachment, servitude, restriction on use, right of occupation, restrictive covenant, any matter capable of registration against title, option, right of first offer or refusal or similar right, conditional sale, deemed or statutory trust, restriction on voting (in the case of any voting or equity interest), right of pre-emption or privilege or any Contract to create any of the foregoing.

“Engagement” has the meaning set out in Section 11.6(a).

“Environmental Laws” means all applicable Laws relating to the protection of the environment, natural resources, human health and safety, Hazardous Substances, the assessment of environmental and social impacts or the rehabilitation, reclamation or closure of lands used in connection with the business of Greenstone or the Project.

“Environmental Permits” means all orders, permits, approvals, decrees, consents, waivers, licences, certificates, registrations or similar authorizations required under environmental Laws from any Governmental Body having jurisdiction over Greenstone or the development or operation of the Project.

“Equinox Gold Convertible Notes” means, collectively, the 2019 Convertible Notes, the

2020 Convertible Notes, and the 2023 Convertible Notes, as amended, each as defined in the Purchaser Guarantor Public Disclosure Record.

“Equinox Gold Deferred Share Unit Plan” means the Amended and Restated Deferred Share Unit Plan of the Purchaser Guarantor dated May 15, 2020, as amended.

“Equinox Gold Disclosure Letter” means the disclosure letter executed by Equinox Gold and delivered to the Sellers in connection with the execution of this Agreement.

“Equinox Gold Material Adverse Change” means any event, occurrence, change or effect (a “change”) that, when taken individually or together with all other changes, has or would reasonably be expected to have a materially adverse effect on the business, operations, assets or financial condition in respect of the Purchaser Guarantor except to the extent that any such change relates to:

(a)	any fluctuations or changes in commodity prices;

(b)	any change in global, national or regional political, economic, business, regulatory or market conditions or in national or global financial, credit, currency, or capital markets;

(c)	war, armed hostilities, acts of terrorism, military action or the escalation or worsening thereof;

(d)	any change affecting generally the markets or industries in which the Purchaser Guarantor operates;

(e)	any adoption, proposal, implementation or change in Law, or any interpretation of Law, by any Governmental Body;

(f)

acts of God, crises, natural disasters, similar calamities or other force majeure events including any climatic, earthquake or other natural event or condition (including weather conditions and any natural disaster);

(g)	any epidemic, pandemic, disease outbreak (including COVID-19), other health crisis or public health event;

(h)	any changes in applicable accounting standards or any applicable regulatory accounting rules (including IFRS or GAAP) or the enforcement, implementation or interpretation thereof;

(i)	any act or omission of Sellers or their Affiliates;

(j)	compliance with the terms of this Agreement;

(k)

any act or omission of the Purchaser Guarantor prior to the Closing Date taken or omitted to be taken with the prior consent or at the request of Sellers or in accordance with the terms of this Agreement or any Contract to which the Purchaser Guarantor is a party;

(l)	any matter which has been disclosed by the Purchaser Guarantor or the Purchaser to the Sellers, included any matter disclosed in the Schedules to this Agreement; or

(m)	the announcement or performance of this Agreement or consummation of the transaction of purchase and sale or any other transactions contemplated by this Agreement or the identity of the Sellers;

provided, however, that any event, occurrence, change or effect referred to in clauses (a) - (m) above, may be taken into account in determining whether an Equinox Gold Material Adverse Change has occurred or may reasonably be expected to occur if such event, occurrence, change or effect has a materially disproportionate effect on the business of the Purchaser Guarantor relative to other participants in the same industry and in the same locale(s) as the Purchaser Guarantor.

“Equinox Gold Option” means the outstanding options to purchase Equinox Gold Shares granted under the Equinox Gold Stock Option Plans.

“Equinox Gold Restricted Share Unit Plan” means the Amended and Restated Restricted Share Unit Plan of the Purchaser Guarantor effective May 4, 2022.

“Equinox Gold RSU” means a restricted share unit, including a performance share unit, issued pursuant to the Equinox Gold Restricted Share Unit Plan.

“Equinox Gold Shares” means the common shares in the capital of the Purchaser Guarantor.

“Equinox Gold Stock Option Plans” means the Amended and Restated Stock Option Plan of the Purchaser Guarantor effective October 30, 2019 and various historical option plans that result on exercise of an option the issuance of Equinox Gold Shares.

“Equity Financing” means the Purchaser Guarantor’s equity financing to be underwritten by the Equity Underwriters on the terms provided for in the Bought Deal Letter.

“Equity Underwriters” means the syndicate of underwriters that is formed pursuant to the Bought Deal Letter, led by BMO Nesbitt Burns Inc., Scotiabank and National Bank Financial Inc. as joint book-runners.

“Escrow Agent” means an entity authorized to carry on business of a trust company in Canada and to be determined by mutual agreement of the Purchaser and the Seller Representative, acting reasonably.

“Estimated Purchase Price” has the meaning set out in Section 2.3(a)(vii).

“Estimated Statement” has the meaning set out in Section 2.3(a).

“Financings” means, collectively, the Debt Financing and the Equity Financing.

“GAAP” means U.S. generally accepted accounting principles.

“General Partner” means a Partner other than a Limited Partner, and includes, for the avoidance of doubt, the Managing Partner.

“Gold Purchase Agreement” means the gold purchase agreement between the Company as seller and Nomad Royalty Company Ltd. as purchaser dated October 28, 2021.

“Good Industry Practice” means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight, economy and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the Canadian mining industry engaged in the same type of undertaking under the same or similar circumstances.

“Governmental Body” means (a) any governmental or public department, central bank, court, ministry, governor-in-council, cabinet, agency, branch, department, court, commission, board, tribunal, bureau, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (b) any subdivision or authority of any of the above; (c) any stock exchange; or (d) any quasi-governmental or private body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature under or for the account of any of the above.

“Greenstone” has the meaning set out in the recitals to this Agreement.

“Greenstone Agreement” means any agreement relating to Greenstone.

“Greenstone Distributions” means any distributions to the Company that are made by Greenstone.

“Greenstone Entities” has the meaning set out in the recitals to this Agreement.

“Greenstone Interests” has the meaning set out in the recitals to this Agreement.

“Greenstone LPA” means the Second Amended and Restated Limited Partnership Agreement of Greenstone effective as of December 14, 2021.

“Greenstone Material Adverse Change” means any event, occurrence, change or effect (a “change”) that, when taken individually or together with all other changes, has or would reasonably be expected to have a materially adverse effect on the business, operations, assets or financial condition in respect of the Greenstone Entities or the Project, except to the extent that any such change relates to:

(a)	any fluctuations or changes in commodity prices;

(b)	any change in global, national or regional political, economic, business, regulatory or market conditions or in national or global financial, credit, currency, or capital markets;

(c)	war, armed hostilities, acts of terrorism, military action or the escalation or worsening thereof;

(d)	any change affecting generally the markets or industries in which the Greenstone Entities or the Project operates;

(e)	any adoption, proposal, implementation or change in Law, or any interpretation of Law, by any Governmental Body;

(f)

acts of God, crises, natural disasters, similar calamities or other force majeure events including any climatic, earthquake or other natural event or condition (including weather conditions and any natural disaster);

(g)	any epidemic, pandemic, disease outbreak (including COVID-19), other health crisis or public health event;

(h)	any changes in applicable accounting standards or any applicable regulatory accounting rules (including IFRS or GAAP) or the enforcement, implementation or interpretation thereof;

(i)	any act or omission of Purchaser or its Affiliates;

(j)	compliance with the terms of this Agreement;

(k)

any act or omission of the Greenstone Entities prior to the Closing Date taken or omitted to be taken with the prior consent or at the request of Purchaser or in accordance with the terms of this Agreement or any Contract to which any of the Greenstone Entities are a party or the Project is bound;

(l)	any matter which has been disclosed by any Sellers to the Purchaser, included any matter disclosed in the Schedules to this Agreement;

(m)

the failure of any of the Greenstone Entities or the Project to meet any internal, published or public projections, forecasts, guidance or estimates, including in respect of revenues, earnings or cash flows for any period or periods (provided that the underlying cause of such failure may be taken into account when determining if a Greenstone Material Adverse Change has occurred, provided it is not otherwise excluded from the definition of Greenstone Material Adverse Change); or

(n)	the announcement or performance of this Agreement or consummation of the transaction of purchase and sale or any other transactions contemplated by this Agreement or the identity of the Purchaser;

provided, however, that any event, occurrence, change or effect referred to in clauses (a) - (n) above, may be taken into account in determining whether a Greenstone Material Adverse Change has occurred or may reasonably be expected to occur if such event, occurrence, change or effect has a materially disproportionate effect on the business of the Greenstone Entities or the Project relative to other participants in the same industry and in the same locale(s) as the Project.

“Greenstone Material Contracts” means any Contract which is material to the business of Greenstone or the Project, having regard to the potential consequences of the breach, loss or termination of such Contract.

“Hazardous Substances” means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board or any successor body applicable to a Party for the relevant financial period.

“Indemnified Party” has the meaning set out in Section 10.4(a).

“Indemnifying Party” has the meaning set out in Section 10.4(a).

“Indigenous” means any First Nation, Native American, Indian, Métis and/or indigenous and/or aboriginal person(s), tribe(s) and/or band(s) in Canada, in each case as such term is defined or accepted under Law.

“Interim Contributions” the subscription amounts paid to the Company by the Sellers for the issuance of any Purchased Shares, or any capital contributions made upon any Purchased Shares, in each case, after the Economic Transfer Date and prior to Closing; in each case, except to the extent such amounts are paid or funded by the Sellers in respect of (i) ongoing interest or other payments under the Credit Agreement; or (ii) obligations or payments relating to commodity hedges that are associated with the Credit Agreement.

“Interim Contributions Statement” has the meaning set out in Section 2.3(a)(i).

“Interim Distributions” means, to the extent undertaken during the Purchaser Period and prior to Closing, and to the extent not otherwise accounted for in the adjustments provided in Section 2.2(a): (i) any dividend, returns of capital or other form of distribution or payment in respect of the Purchased Shares or any other securities of the Company declared by the Company or paid or made by the Company; (ii) the redemption, retraction or repurchase of any shares, units or other equity interests of the Company held by a Seller or any Affiliate of any Seller; (iii) any payment by the Company in respect of any Transaction Expenses; (iv) any other payment to, on behalf of or for the benefit of, any Seller or any Affiliate of a Seller by the Company (including the repayment of any debts owed by the Company to the Sellers or any Affiliate of a Seller); and (v) any Tax payable by the Company as a result of any of the foregoing; provided, that in no case shall Interim Distributions include any amounts distributed by the Company to a Seller in respect of any Seller Period Distributions.

“Key Exchange Approvals” means the approval of the listing and posting for trading on the TSX and the NYSE American, subject only to satisfaction of the standard listing conditions, of the Consideration Shares at Closing.

“Laws” means any and all applicable: (a) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations, by-laws, judgments, orders, writs, injunctions, decisions, awards and directives, in each case of any Governmental Body; and (b) any guidelines, standards, policies, of any Governmental Body, which, although not necessarily having the force of law, is regarded by such Governmental Body, to the extent they have the force of law.

“Legal Proceeding” means any actions, suits, appeals, claims, applications, orders, investigations, proceedings, grievances, arbitrations or alternative dispute resolution processes or other similar proceeding, before or by any Governmental Body, and includes any appeal or review thereof and any application for leave for appeal or review.

“Limited Partners” or “Limited Partner” has the meaning set out in the Greenstone LPA.

“Lookback Date” means January 19, 2021.

“Losses” means, in respect of any matter, all losses, damages, liabilities, fines, out-of-pocket costs and expenses (including all reasonable legal and other professional fees and disbursements, and all interest, penalties and amounts paid in settlement) whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Body, or a cause, matter, thing, act, omission or state of facts not involving a third party. Losses shall not include consequential, punitive or indirect damages or loss of profit.

“LP Units” has the meaning set out in the recitals to this Agreement.

“Managing Partner” has the meaning set out in the recitals to this Agreement.

“MDC” has the meaning set out in the recitals to this Agreement.

“MDC Consent” has the meaning set out in the recitals to this Agreement.

“MDC Waiver” has the meaning set out in the recitals to this Agreement.

“Mutual Release” has the meaning set out in Section 3.5(f).

“Net Payments” means, in respect of any deliveries of refined gold made by the Company to Nomad Royalty Company (or an Affiliate thereof) pursuant to the Gold Purchase Agreement which relate to an Offtaker Settlement (as such term is defined in the Gold Purchase Agreement) that occurred after the Economic Transfer Date and prior to the Closing, a net amount in cash equal to the market value of the aggregate refined gold (or metals credit) delivered by the Company minus any purchase price payment that the Company receives under the Gold Purchase Agreement as the purchase price payment for the delivery of the refined gold.

“Net Payments Statement” has the meaning set out in Section 2.3(a)(ii).

“Non-Resident Sellers” means, collectively, the Sellers that are not the Canadian Seller.

“Notice of Claim” has the meaning set out in Section 10.4(a).

“Notice of Objection” has the meaning set out in Section 2.8(c).

“NYSE American” means the NYSE American Stock Exchange.

“OHS Law” means all occupational health and safety Laws applicable to Greenstone, the Managing Partner and the Project, including the Occupational Health and Safety Act (Ontario) and all regulations thereunder.

“OMF Emerald” has the meaning set out in the preamble to this Agreement.

“OMF GE” has the meaning set out in the preamble to this Agreement.

“OMF Jade” has the meaning set out in the preamble to this Agreement.

“OMF Peridot” has the meaning set out in the preamble to this Agreement.

“OMF Verte” has the meaning set out in the preamble to this Agreement.

“Outside Date” means June 20, 2024.

“Parties” means the parties hereto collectively, and “Party” means any one of them.

“Partnership Units” has the meaning set out in the Greenstone LPA.

“Payout Letters” means, with respect to the Credit Agreement Indebtedness, letters from the holders of the Credit Agreement Indebtedness, in form and substance satisfactory to Purchaser, acting reasonably, which, among other things: (i) set forth the full outstanding amount of the Credit Agreement Indebtedness as at the Closing Date (immediately prior to Closing), including any interest, break fees, and related costs; (ii) specify the wire transfer details for the payment of such amounts; (iii) confirm that upon receipt of such amounts, all Encumbrances and related guarantees in favour of such holder shall be released and discharged and all obligations of the Company in respect of such indebtedness shall be satisfied and fully released; (iv) authorize the Purchaser and its representatives to file discharges of any registration in respect of any Encumbrances; and (v) confirm that all obligations associated with any of the Company’s commodity hedges are terminated and all obligations of the Company in respect of such commodity hedges have been satisfied and fully paid.

“Permitted Encumbrances” means:

(a)

encumbrances for Taxes not yet due or payable or which the Company or its subsidiaries owing such Taxes is contesting in good faith to the extent that such proceedings effectively prevent the applicable Governmental Body from taking collection action in respect of such disputed Taxes or enforcing any Encumbrance securing the same;

(b)	the reservations, limitations, provisos and conditions expressed in any original grant from a Governmental Body and any statutory exceptions to title;

(c)

agreements with any Governmental Body and any public utilities or private suppliers of services that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(d)

those royalties set out in Schedule 1.1(a) (Permitted Encumbrances) of the Equinox Gold Disclosure Letter under the heading “Royalties” and the other interests set out in Schedule 1.1(a) (Permitted Encumbrances) of the Equinox Gold Disclosure Letter provided that such other interests do not affect in any material respect, alone or in the aggregate, the value and/or marketability of the Project or the use of the Project for exploration, development, construction and/or mining purposes;

(e)	the Encumbrances set out in Schedule 1.1(a) of the Equinox Gold Disclosure Letter; and

(f)	Encumbrances arising under or in respect of the transactions provided for under the Centerra Purchase Agreement.

“Person” means any individual, corporation, legal person, partnership, limited partnership, firm, joint venture, syndicate, association, trust, trustee, limited liability company,

unincorporated organization, trust company, Governmental Body or any other form of entity or organization.

“Pre-Closing Tax Period” means a taxation year or other fiscal period that ends on or before Closing.

“Pre-Closing Tax Returns” has the meaning set out in Section 11.4(a).

“Premier” means Premier Gold Mines Hardrock Inc., a corporation existing under the laws of the Province of Ontario and a general partner of Greenstone.

“Project” has the meaning set out in the Greenstone LPA as of the date of hereof, and references to the Project in this Agreement include all or any part of the Project.

“Promissory Note” means the non-interest bearing promissory note, in the form attached hereto as Exhibit D-1, to be issued by the Purchaser in favour of the Sellers in the aggregate principal amount of US$40,000,000 with a maturity date of December 31, 2024.

“Pro Rata Portion” means, with respect to a particular fiscal quarter, a fraction, where the denominator is the total number of days in the applicable quarter and the numerator is the total number of days in the quarter less the number of days from the Economic Transfer Date to the end of such quarter.

“Purchase Price” has the meaning set out in Section 2.2(a).

“Purchased Shares” has the meaning set out in the recitals to this Agreement.

“Purchaser” has the meaning set out in the preamble to this Agreement.

“Purchaser Additional Fundamental Representations” means those representations and warranties of the Purchaser Guarantor set out in Sections 8.1 (Board Approval), 8.2 (Organization and Qualification), 8.3 (Authorization), 8.4 (Solvency), 8.44 (Investment Canada Act), 8.45 (Finders’ Fee), and 8.46 (Issuance of Consideration Shares).

“Purchaser Fundamental Representations” means those representations and warranties of the Purchaser set out in Sections 7.1 (Organization), 7.2 (Authorization), 7.6 (Solvency), 7.8 (Financing) and 7.9 (Other Matters).

“Purchaser Guarantee” has the meaning set out in Section 12.1.

“Purchaser Guarantor” means Equinox Gold Corp.

“Purchaser Guarantor Financial Statements” means the audited consolidated financial statements and the related notes thereto of the Purchaser Guarantor and its consolidated subsidiaries for the years ended December 31, 2023 and 2022.

“Purchaser Guarantor Material Contracts” has the meaning set out in Section 8.24.

“Purchaser Guarantor Properties” means (i) Los Filos in Guerrero State, Mexico, (ii) Aurizona in Maranhão State, Brazil, (iii) Mesquite in California State, USA, (iv) Fazenda in Bahia State, Brazil, (v) RDM in Minas Gerais State, Brazil, (vi) Castle Mountain in California State, USA, (vii) Santa Luz in Bahia State, Brazil, and (viii) the Project.

“Purchaser Guarantor Public Disclosure Record” means all documents and information filed by the Purchaser Guarantor under applicable securities Laws on SEDAR+ since January 1, 2021.

“Purchaser Indemnitees” has the meaning set out in Section 10.1.

“Purchaser Loan” has the meaning set out in Section 2.5.

“Purchaser Period” means the period of time from and after 12:01 a.m. (New York City time) on the Economic Transfer Date.

“Purchaser Period Distributions” means any Greenstone Distributions made to the Company that are made during the Purchaser Period, provided that if any such Greenstone Distributions were in respect of a time period that was partially during the Seller Period and partially during the Purchaser Period the Pro Rata Portion of such Greenstone Distributions shall accrue to the benefit of the Sellers and constitute Seller Period Distributions.

“Regulation D” means Regulation D promulgated by the SEC under the U.S. Securities Act.

“Sandstorm GPA Consent” means the consent of Sandstorm Gold Inc. in respect of the Gold Purchase Agreement to permit the Company’s Indebtedness (within the meaning of the Gold Purchase Agreement) as a guarantor under the Scotia Credit Agreement and the Debentures (as such terms are each defined in Schedule 1.1(a) of the Equinox Gold Disclosure Letter) and related Encumbrances and, if applicable, a subordination agreement related thereto between the purchaser under the Gold Purchase Agreement and the Purchaser’s secured creditors, in form and content acceptable to the Purchaser, acting reasonably.

“Sandstorm ICA Consent” means the consent of Sandstorm Gold Ltd. in respect of the intercreditor agreement dated as of March 10, 2020 among, inter alios, The Bank of Nova Scotia, MDC Industry Holding Company LLC, Sandstorm Gold Ltd. and the Purchaser Guarantor to permit the increase in the Purchaser Guarantor’s indebtedness with the addition of a new term loan under its senior credit facility and to permit new repayment obligations and fees relating to the new term loan.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + maintained by the Canadian Securities Administrators.

“Seller Period” means the period of time until (but excluding) 12:01 a.m. (New York City time) on the Economic Transfer Date.

“Seller Period Distributions” means any Greenstone Distributions made to the Company that are made during the Seller Period.

“Sellers” has the meaning set out in the recitals to this Agreement.

“Sellers Fundamental Representations” means those representations and warranties of the Sellers set out in Sections 4.1 (Organization), 4.2 (Authorization), 4.3 (Purchased Shares), 4.9 (Finders’ Fees), 5.1 (Formation and Organization), 5.2 (Company Consent and Approvals), 5.4 (Solvency), 5.8 (Residency) 6.1 (Partnership Matters) and 6.2 (Authorized and Issued Capital).

“Sellers Representative” means OMF GE, in its capacity as agent to the Sellers, appointed pursuant to Section 13.1.

“Settlement Date” has the meaning set out in Section 2.8(e)(i).

“Side Letter” means that certain side letter to the Greenstone LPA among the Managing Partner, Premier and the Company dated December 14, 2021.

“Solvent” means: (a) the fair saleable value of the assets of such Person is in excess of the total amount of the current value of its liabilities (including for purposes of this definition all liabilities (including loss reserves), whether or not reflected on a balance sheet prepared in accordance with IFRS and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) such Person is able to pay its debts or obligations in the ordinary course as they mature; (c) such Person has capital sufficient to carry on its business as it is currently carried on; and (d) such Person is not otherwise insolvent as defined by any applicable Law; and “Insolvent” shall have a correlative meaning.

“Specified Amount” has the meaning set out in Section 2.6(b).

“Straddle Period” means a taxation year or fiscal period that begins before and ends after Closing.

“Tax Act” means the Income Tax Act (Canada).

“Tax Gain” means, with respect to a Non-Resident Seller, the amount equal to the proceeds of disposition (for the purposes of the Tax Act) for that Non-Resident Seller on the sale of the Purchased Shares pursuant to this Agreement, less such Non-Resident Seller’s adjusted cost base (for the purposes of the Tax Act) with respect to such Purchased Shares.

“Tax Returns” means any and all returns, reports, declarations, statements, information, estimates, rebates or credits, elections, designations, schedules, filings or other documents (including any related or supporting information) relating to Taxes filed or required to be filed by any Governmental Body or pursuant to any applicable Law relating to Taxes or in fact filed with any Governmental Body, including all information returns, claims for refund, amended returns, declarations of estimated Taxes, and requests for extensions of time to file any of the preceding items and all amendments, attachments or supplement thereto, whether in tangible or electronic form.

“Taxes” means, with respect to any Person, (i) any and all supranational, national, federal, state, regional, provincial, municipal, local and foreign Taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever and wheresoever imposed by any Governmental Body, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, capital use, transfer, land transfer, sales, windfall, wealth, net worth, alternative minimum, goods and services, harmonized sales, use, local, value-added, ad valorem, global minimum, excise, stamp, withholding, business, franchising, property, development, personal, occupancy, employer health, payroll, employment, health, social services, education and social security Taxes, all surtaxes, all customs duties and import and export Taxes, countervailing and anti-dumping, employer health tax, workers compensation contributions, disability taxes, all license agreements, franchise and registration fees and all employment insurance and unemployment insurance, health insurance and Governmental Body pension plan premiums or contributions, and other taxes of any kind whatsoever imposed or charged by any Governmental Body, (ii) any requirement to pay or repay any amount to a Governmental Body in respect of a tax credit, refund, rebate, governmental grant or subsidiary, overpayment, or similar adjustment of Taxes and any instalments in respect thereof, and (iii) any tax indemnity obligation, interest, penalties, fines, surcharges, costs, additions to Tax or other additional amounts imposed by any Governmental Body in respect thereof imposed with respect to any amounts described in clauses (i) and (ii) above.

“Third Party Accountants” means Deloitte LLP, or if Deloitte LLP is unwilling or unable to act, a nationally recognized accounting firm mutually agreed to by the Seller Representative and the Purchaser, acting reasonably.

“Third Party Claim” has the meaning set out in Section 10.4(a).

“Threshold Amount” has the meaning set out in Section 10.5(a).

“Time of Closing” means 10:00 a.m. on the Closing Date, or such other time on the Closing Date as the Sellers and the Purchaser may agree.

“Transaction Expenses” means all transaction fees and expenses (including Taxes thereon) incurred or payable by or on behalf of, and for the benefit of, the Company in respect of this Agreement and the transactions contemplated by this Agreement, including those of all legal counsel, financial advisors, accountants, actuaries, consultants, experts or other professionals, if any, engaged by or on behalf of the Company in respect of this Agreement and the transactions contemplated by this Agreement. For greater certainty, Transaction Expenses shall not include any costs associated with any amount payable by the Company in connection with the “tail” policy contemplated by Section 11.2, which shall be borne by the Purchaser.

“Transfer Date Cash” means, as of the Calculation Time, the aggregate Cash and Cash Equivalents of the Company.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

“Withheld Amount” has the meaning set out in Section 2.6(b).

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)

the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Share Purchase Agreement in its entirety and not to any particular provision hereof, and any such reference means this Agreement as amended, modified, replaced or supplemented from time to time;

(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)

the words “including”, “includes” and “include” mean “including (or includes or include, as applicable) without limitation” and the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”;

(f)	references to “$” or “US$” refer to the lawful currency of the United States, while references to “C$” or “CAD” refer to the lawful currency of Canada;

(g)

any time period within which a payment is to be made or other action is to be taken hereunder shall be calculated as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day, if the last day of the period is not a Business Day;

(h)

whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day;

(i)	references to time are to local time, Toronto, Ontario;

(j)

the phrase “made available”, when used in reference to a document, means that the document was (i) delivered or provided to Purchaser or (ii) made available for viewing in the electronic data room hosted by Firmex and titled “Project Puffin” (the “Data Room”) at least two Business Days prior to the date hereof,

(k)

except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced

(l)

except as otherwise provided in this Agreement, any reference in this Agreement to a Contract or other agreement refers to such Contract or agreement as it may have been or may from time to time be amended, restated, replaced, or superseded.

1.3	Knowledge

(a)	Any reference to the knowledge of any Seller or the Company, shall be deemed to refer to the actual knowledge of Istvan Zollei and Benedict Alziari, after reasonable inquiry.

(b)

Any reference to the knowledge of Purchaser, shall be deemed to refer to the actual knowledge of Greg Smith, Chief Executive Officer and Peter Hardie, Chief Financial Officer, after reasonable inquiry.

1.4	Obligations of Sellers

Notwithstanding anything to the contrary in this Agreement:

(a)

(i) the obligations of Sellers under this Agreement and in respect of the transactions contemplated by this Agreement are several and not joint or joint and several, and (ii) no Seller shall have any liability or obligation in respect of any breach or non- performance by any other Seller of any covenant or obligation under or in respect of this Agreement; and

(b)

all covenants and obligations contained herein that are applicable to the Greenstone Entities shall be deemed to be limited to the extent of the rights of the Company which may be exercised pursuant to the Greenstone LPA or governing or constating documents of the Managing Partner, as applicable.

1.5	Entire Agreement

This Agreement and, once effective, the documents included in the Schedules to this Agreement, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, commitments, understandings, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, between or among the Parties or any of them relating to the subject matter hereof except as provided herein. Other than as provided herein, the Parties have not relied and are not relying on any information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

1.6	Time of Essence

Time shall be of the essence of this Agreement.

1.7	Governing Law and Submission to Jurisdiction

(a)

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(b)

Each of the Parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.8	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner materially adverse to a Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

ARTICLE 2

PURCHASE AND SALE

2.1	Purchase and Sale of the Purchased Shares

Subject to the terms and conditions of this Agreement, effective at the Time of Closing each Seller shall sell, assign and transfer to the Purchaser, and the Purchaser shall purchase from each Seller, such Seller’s right, title and interest in and to the Purchased Shares owned by such

Seller as set forth on Schedule 4.3. The Purchaser and the Sellers shall report an allocation of the Purchase Price among the Purchased Shares in a manner entirely consistent with Schedule 4.3 and this Section 2.1 and shall not take any position inconsistent therewith in the filing of any Tax Returns or in the course of any audit by any Governmental Body, Tax review or Tax proceeding relating to any Tax Returns.

2.2	Purchase Price

(a)	The aggregate purchase price (the “Purchase Price”) payable by the Purchaser to the Sellers for the Purchased Shares shall be equal to:

(i)	$705,037,000 in cash (the “Cash Consideration”);

(ii)	the delivery of the Promissory Note in the principal amount of $40,000,000 (the “Deferred Payment Amount”);

(iii)	42,000,000 Equinox Gold Shares (the “Consideration Shares”);

(iv)	plus the amount, if any, of any Interim Contributions;

(v)	minus the amount, if any, of any Interim Distributions;

(vi)	minus the amount of the Credit Agreement Indebtedness;

(vii)	plus the amount, if any, of any Net Payments;

(viii)	minus the amount, if any, of Closing Transaction Expenses; and

(ix)	plus the amount, if any, of Transfer Date Cash.

2.3	Delivery of the Estimated Statement

(a)

Each of the Parties acknowledges that it is not possible to determine the Purchase Price until the same is finally determined pursuant to Section 2.8. Accordingly, not less than five Business Days prior to the Closing Date, the Seller Representative shall deliver to the Purchaser a statement (the “Estimated Statement”) detailing:

(i)	a statement of Interim Contributions; (such statement being the “Interim Contributions Statement”);

(ii)	a statement of Net Payments (such statement being the “Net Payments Statement”);

(iii)	the Sellers’ good faith estimate of Interim Distributions;

(iv)	a statement of the outstanding balance of item (i) of the definition of Credit Agreement Indebtedness calculated as of the Closing Date;

(v)	the Sellers’ good faith estimate of Closing Transaction Expenses;

(vi)	the Sellers’ good faith estimate of Transfer Date Cash; and

(vii)	on the basis of the foregoing estimates, a calculation of the Purchase Price (such estimate being the “Estimated Purchase Price”).

(b)

Prior to the Closing, the Seller Representative shall afford the Purchaser the opportunity to review and comment on the Estimated Statement, acting reasonably, and the Sellers shall consider in good faith (but will not be obligated to incorporate) any comments from the Purchaser thereon.

(c)	Not less than one Business Day prior to the Closing Date, the Seller Representative shall deliver to the Purchaser the Payout Letters.

2.4	Satisfaction of Estimated Purchase Price

In consideration for the transfer of the Purchased Shares by the Sellers to the Purchaser in accordance with Section 2.1, the Purchaser shall pay to the Sellers (and in respect of each Seller, such Seller’s Allocable Portion) the Estimated Purchase Price as follows:

(a)	at the Time of Closing:

(i)	by delivering the Withheld Amount, if any, to the Escrow Agent;

(ii)

by directing the Purchaser Guarantor to issue the Consideration Shares in electronic format, in accordance with Section 3.6(d), registered in the name of the Sellers or an Affiliate thereof, as designated by the Sellers in writing at least two Business Days prior to the Closing Date, and register in the share register of the Purchaser Guarantor the name of the Sellers (or its designated Affiliates) in respect of such Consideration Shares;

(iii)

by delivering, by way of wire transfer of immediately available funds to an account or accounts designated in writing at least two Business Days prior to the Closing Date by Sellers Representative to the Purchaser in accordance with Section 13.3, the balance of the Estimated Purchase Price in cash after deducting (1) the other amounts contemplated above in this Section 2.4(a) and (2) the Deferred Payment Amount; and

(iv)	by delivering the Promissory Note.

(b)

on or before December 31, 2024, by paying the Deferred Payment Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Seller Representative to the Purchaser in writing at least two Business Days prior to such date as provided in accordance with Section 13.3 as full repayment of all amounts owing under the Promissory Note.

2.5	Credit Agreement Indebtedness

Immediately prior to the Time of Closing, the Purchaser shall make a non-interest bearing demand loan to the Company in an amount equal to the aggregate of the amounts set out in the Payout Letters (the “Purchaser Loan”) and, in satisfaction of such loan, the Purchaser shall deliver the amounts set out in the Payout Letters, on behalf of the Company, by way of wire transfer of immediately available funds in accordance with the payment instructions set out in the Payout Letters (and the Company hereby directs the Purchaser to make such payments on the Company’s behalf).

2.6	Certain Tax Matters

(a)

The Non-Resident Sellers may, on or before the Closing Date, deliver or cause to be delivered to the Purchaser certificates issued under section 116 of the Tax Act (“116 Certificates”) in respect of the sale of the Purchased Shares owned by the Non-Resident Sellers. If a Non-Resident Seller delivers a 116 Certificate to the Purchaser prior to the Closing Date and the certificate limit fixed by the 116 Certificate is equal to or exceeds the Non-Resident Seller’s Pro Rata Portion of the Purchase Price, then the Purchaser shall not withhold any amount from the Purchase Price in respect such Non-Resident Seller.

(b)

The Seller Representative will deliver a notice to the Purchaser at least 15 Business Days prior to the Closing Date that specifies the aggregate amount of the Tax Gains for the Non-Resident Sellers (the “Specified Amount”); provided that the Purchaser will have the opportunity to review as to how the Specified Amount was determined. The Purchaser shall be entitled to deduct and withhold from the Purchase Price, on account of the Non-Resident Sellers in accordance with section 116 of the Tax Act, an amount equal to 25% of the Specified Amount (the “Withheld Amount”), as set out more fully below. Unless there is a change in Law after the date hereof, the Purchaser agrees and acknowledges that it will not deduct or withhold any other amounts from the Purchase Price and in particular, that it will not deduct and withhold any amounts payable to Sellers on account of the Canadian Seller. The maximum Withheld Amount shall therefore not exceed 25% of the Specified Amount unless there is a change in Law after the date hereof. The Purchaser and Escrow Agent shall continue to withhold any Withheld Amount and shall not remit or pay such Withheld Amount to any Person except in accordance with this Section 2.6. Any Withheld Amounts withheld under this Section 2.6(b) shall be paid to the Escrow Agent in accordance with Section 2.4(a) and held, invested and distributed by the Escrow Agent in accordance with the terms of an escrow agreement to be entered into on Closing by the Purchaser, Sellers and the Escrow Agent, and such amounts (together with any interest earned thereon) (the “116 Escrow Amounts”) shall be held in trust for the benefit of the Non-Resident Sellers.

(c)

Where a Withheld Amount has been withheld under Section 2.6(b) and a Non-Resident Seller delivers to the Escrow Agent, on or before the 25th day of the month following the month in which the Closing Date occurs, a 116 Certificate, the

Escrow Agent shall, in respect of the portion of the Withheld Amount that relates to such Non-Resident Seller:

(i)

pay forthwith to the Receiver General for Canada (and in any event within four calendar days of delivery of such 116 Certificate to the Escrow Agent), for the account of the Non-Resident Seller in accordance with section 116 of the Tax Act, 25% of the amount, if any, by which such portion of the Withheld Amount exceeds the certificate limit fixed by such 116 Certificate; and

(ii)

pay forthwith to the Seller Representative for the account of the Non-Resident Seller (and in any event within four calendar days of delivery of such 116 Certificate to the Escrow Agent) the remainder of the Non-Resident Seller’s portion of the 116 Escrow Amount.

(d)

Subject to Section 2.6(f), where a Withheld Amount has been withheld under Section 2.6(b) and no 116 Certificate has been delivered to the Purchaser and the Escrow Agent in respect of a Non-Resident Seller’s portion of the Withheld Amount on or prior to the 25th day of the month following the month in which the Closing Date occurs, no amount shall be remitted by the Escrow Agent in respect of such portion of the Withheld Amount to the Receiver General for Canada if the Non-Resident Seller delivers to Purchaser and the Escrow Agent, on or prior to the 25th day of the month following the month in which the Closing Date occurs, a comfort letter (the “Comfort Letter”) issued by the Canada Revenue Agency which extends the time period under which the Purchaser is required to remit to the Receiver General for Canada an amount on behalf of the Non-Resident Seller in respect of the portion of the Withheld Amount without being subject to interest and penalties.

(e)

Where a Non-Resident Seller does not deliver to Purchaser and the Escrow Agent, on or prior to the 25th day of the month following the month in which the Closing Date occurs, 116 Certificates or Comfort Letters in respect of its portion of the Withheld Amount, the Escrow Agent shall pay forthwith to the Receiver General for Canada (and in any event, on or before the 29th day of the month following the month in which the Closing Date occurs), for the account of the Non-Resident Seller in accordance with section 116 of the Tax Act, the Non-Resident Seller’s portion of the Withheld Amount.

(f)

Where a Withheld Amount has been withheld under this Section 2.6 and a Non- Resident Seller has delivered to the Purchaser and the Escrow Agent a Comfort Letter as described in Section 2.6(d), the Escrow Agent shall continue to hold the Non-Resident Seller’s portion of the Withheld Amount subject to the following:

(i)

if a Non-Resident Seller notifies the Purchaser and the Escrow Agent that the Canada Revenue Agency has made a final written determination (a copy of which shall be provided to the Purchaser and the Escrow Agent) and that a 116 Certificate in respect of the Non-Resident Seller’s portion of the Withheld Amount will be issued upon receipt by the Receiver General for Canada of a specified amount, the Escrow Agent shall release such specified amount from the Withheld Amounts to the Receiver General for Canada, for the sole purpose of obtaining the 116 Certificate (and Section 2.6(c)(i) and (ii) shall apply to the balance of the portion of the 116 Escrow Amounts if a 116 Certificate is issued); and

(ii)

if a Non-Resident Seller delivers to Purchaser and the Escrow Agent a 116 Certificate in respect of its portion of the Withheld Amount, Section 2.6(c)(i) and (ii) shall apply to such portion of the 116 Escrow Amounts.

(g)

The provisions of this Section 2.6 shall also apply, with such modifications as may be reasonably necessary, to any payments made by the Purchaser on account of any adjustments to the Purchase Price, so that the total Withheld Amount would then be equal to 25% of the aggregate amount of the Tax Gains for the Non-Resident Sellers in respect of the adjusted Purchase Price.

(h)

In all cases, for greater certainty, the Seller Representative, for the account of the Non-Resident Sellers, shall be entitled to all interest earned on the amounts withheld hereunder, and such amount shall be paid forthwith to the Seller Representative, for the account of the Non-Resident Sellers, when the amount withheld is paid by the Escrow Agent in accordance with this Section 2.6.

(i)

To the extent that amounts are withheld and remitted to the applicable taxing authority pursuant to this Section 2.6, such amounts shall be treated for all purposes of this Agreement as having been paid to the Seller Representative on account of the appropriate Non-Resident Seller in respect of the Purchase Price.

2.7	Gold Purchase Agreement Deliveries.

The Parties agree that when calculating the Net Payment, the market value of the refined gold (or metals credit) shall be the London Bullion Market Association Gold Price (PM), on the date of the delivery of the refined gold (or metals credit) by the Company and for the number of ounces so delivered. In respect of any Net Payments, the Sellers shall promptly provide the Purchaser with a statement setting out details of the delivery, any payment received by the Company for the receipt of the delivery and the calculation of the Net Payment.

2.8	Closing Statement

(a)

Delivery of Draft Closing Statement. Not later than 15 days after the Closing Date, the Purchaser shall cause to be prepared and delivered to the Seller Representative a statement (the “Draft Closing Statement” and, as finally determined pursuant to the provisions of this Section 2.8, the “Closing Statement”), which shall set forth in reasonable detail:

(i)	the Purchaser’s good faith calculation of the Interim Contributions Statement;

(ii)	the Purchaser’s good faith calculation of the Net Payments Statement;

(iii)	the Purchaser’s good faith calculation of Interim Distributions;

(iv)	the Purchaser’s good faith calculation of Closing Transaction Expenses;

(v)	the Purchaser’s good faith calculation of Transfer Date Cash; and

(vi)	on the basis of the foregoing, a calculation of the Purchase Price.

The Parties acknowledge and agree that each of the Interim Contribution Statement, and the Net Payments Statement prepared by the Purchaser and included in the Draft Closing Statements and the Closing Statement shall be the same statements, in each case, as those statements prepared by the Sellers and included in the Estimated Statements in accordance with Section 2.3(a) and, absent manifest error, will not be subject to change or dispute after Closing pursuant to any part of this Section 2.8.

(b)

Cooperation. Upon reasonable request: (i) the Sellers shall cooperate with the Purchaser to the extent reasonably required to prepare the Draft Closing Statement; and (ii) during the 15 days following the delivery of the Draft Closing Statement, the Purchaser shall provide to the Seller Representative access to all work papers of the Company and the Greenstone Entities and their respective accounting and financial books and records to verify the accuracy, presentation and other matters relating to the preparation of the Draft Closing Statement during normal business hours and provided that such access is not unduly disruptive to the business of the Company.

(c)

Objection Period. Within 15 days following delivery of the Draft Closing Statement, the Seller Representative shall notify the Purchaser in writing if the Seller Representative has any objections to the Draft Closing Statement (the “Notice of Objection”). The Notice of Objection shall state in reasonable detail the basis of each objection and the approximate amounts in dispute. The Sellers shall be deemed to have accepted the Draft Closing Statement as the Closing Statement if the Sellers Representative does not notify the Purchaser of any objection within such period of 15 days.

(d)

Settlement of Dispute. If the Seller Representative sends a Notice of Objection in accordance with Section 2.8(c), then the Purchaser and the Seller Representative shall work expeditiously and in good faith to resolve any item in the Draft Closing Statement that has been specifically identified in the Notice of Objection within a further period of 10 days after the date of the delivery of the Notice of Objection, failing which, only the items that remain in dispute (the “Disputed Items”) may be submitted by the Seller Representative or the Purchaser for final determination to the Third Party Accountants. The Purchaser and the Seller Representative shall use commercially reasonable efforts to cause the Third Party Accountants to complete their work within 30 days of their engagement. While the Third Party Accountants are performing their engagement, the Parties shall not communicate with the Third Party Accountants on the subject matter of their work, except by joint conference call, joint meeting or letter with copy simultaneously delivered to the other Party. The Third Party Accountants shall allow the Purchaser and the Seller Representative to present their respective positions regarding the Draft Closing Statement and each of the Purchaser and the Seller Representative shall have the right to present additional documents, materials and other information, and make an oral presentation to the Third Party Accountants regarding the Disputed Items. The Third Party Accountants shall consider such additional documents, materials and other information and such oral presentations and the Third Party Accountants shall make their determination solely based on presentations by the Seller Representative and the Purchaser and not by independent review. Any other documents, materials or other information must be copied to the Purchaser and the Seller Representative and each of Purchaser and the Seller Representative shall be entitled to attend any such oral presentation, and to reply thereto in respect of such items. With respect to each Disputed Item, the Third Party Accountants shall adopt a position that is either equal to the Purchaser’s proposed position, equal to the Seller Representative’s proposed position, or between (but not necessarily the “mid-point” of) the positions proposed by the Seller Representative and the Purchaser. The determination of the Third Party Accountants shall be final and binding upon the Parties and shall not be subject to appeal, absent manifest error. The Third Party Accountants shall be acting as experts and not as arbitrators. The Parties agree that the procedures set forth in this Section 2.8 for resolving disputes with respect to the Closing Statement shall be the sole and exclusive method for resolving any such disputes.

(e)	Final Settlement.

(i)

On the later of the fifth Business Day following: (x) the date on which the Seller Representative and the Purchaser agree to the Closing Statement (or are deemed to have agreed to the Closing Statement pursuant to Section 2.8(c)); and (y) the date on which a determination in respect of a Notice of Objection is made by the Third Party Accountants pursuant to Section 2.8(d) (such date, the “Settlement Date”):

(A)

if the Purchase Price is greater than the Estimated Purchase Price, then the Purchaser shall pay to the Sellers an aggregate amount of cash equal to the amount by which the Purchase Price is greater than the Estimated Purchase Price; or

(B)

if the Purchase Price is less than the Estimated Purchase Price, then, subject to and in accordance with Section 2.8(e)(iii), the Sellers shall pay to the Purchaser an aggregate amount of cash equal to the amount by which the Estimated Purchase Price is greater than the Purchase Price.

(ii)	Any payment by the Purchaser pursuant to Section 2.8(e)(i)(A) shall be satisfied by the Purchaser paying to the Sellers such payment by wire transfer of immediately available funds on the Settlement Date to an account or accounts directed by the Sellers as provided in accordance with Section 13.3.

(iii)

Any payment by the Sellers pursuant to Section 2.8(e)(i)(B) shall be satisfied either, (i) by the Sellers paying to the Purchaser such payment by wire transfer of immediately available funds on the Settlement Date to an account or accounts directed by the Purchaser as provided in accordance with Section 13.3, or (ii) if mutually agreed by the Purchaser and the Seller Representative at such time, by set-off against the Deferred Payment Amount.

(f)

Fees and Expenses. The Sellers and the Purchaser shall each bear the fees and expenses of their respective auditors, lawyers, accountants, financial advisors and other professional advisors in preparing, reviewing or settling, as the case may be, the Draft Closing Statement. Where the Third Party Accountants have been retained to resolve a dispute, the fees and expenses of the Third Party Accountants will be borne by the Sellers, on the one hand, and the Purchaser, on the other hand, in inverse proportion as they may prevail on matters resolved by the Third Party Accountants, which proportionate allocations will also be determined by the Third Party Accountants at the time the determination of the Third Party Accountants is rendered in the Draft Closing Statement. For illustrative purposes, should the disputed items total in amount to $1,000 and the Third Party Accountants award $600 in favour of Purchaser’s position, 60% of the costs of the Third Party Accountants’ review would be borne by the Sellers and 40% of the costs would be borne by the Purchaser.

ARTICLE 3

CLOSING

3.1	Closing

The Closing shall take place electronically. Unless otherwise agreed, all closing transactions shall be deemed to occur simultaneously.

3.2	No Law Restraining Consummation of Transaction

The obligations of the Parties to consummate the transactions contemplated by this Agreement shall be subject to the requirement that there be no Law is in effect that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibits or enjoins the Parties from consummating the transactions contemplated by this Agreement. The foregoing requirement is for the benefit of, and may only be waived in writing by, the Parties collectively.

3.3	Conditions of Closing in Favour of the Purchaser

The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, as of the Closing Date, of each of the following conditions, which are for the exclusive benefit of, and may only be waived in writing by, the Purchaser:

(a)	the representations and warranties of the Sellers contained in this Agreement set forth in:

(i)

the Sellers’ Fundamental Representations and shall be true and correct in all respects as of the Closing Date as if made as at and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date and, in either case, except for de minimis inaccuracies); and

(ii)

Article 4, Article 5, and Article 6 (other than the Sellers’ Fundamental Representations) shall be true and correct in all respects as of the Closing Date as if made as at and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date) except where the failure or failures of such representations and warranties to be so true and correct in all respects would not have a Company Material Adverse Change or Greenstone Material Adverse Change, as applicable;

(b)

the Sellers shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and all deliveries contemplated by Section 3.5 and Section 11.4(f) shall have been tabled;

(c)	since the date of this Agreement, there shall not have occurred a Company Material Adverse Change or Greenstone Material Adverse Change;

(d)	the conditional acceptance of the TSX and approval by the NYSE American for the issuance of the Consideration Shares shall have been obtained (which shall be subject only to customary conditions);

(e)	the Purchaser shall have received each of the Sandstorm GPA Consent and the Sandstorm ICA Consent; and

(f)	the MDC Consent shall remain in full force and effect.

3.4	Conditions of Closing in Favour of the Sellers

The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, as of the Closing Date, of each of the following conditions, which are for the exclusive benefit of, and may only be waived in writing by, the Sellers:

(a)	the representations and warranties of the Purchaser contained in this Agreement set forth in:

(i)

the Purchaser Fundamental Representations and the Purchaser Additional Fundamental Representations shall be true and correct in all respects as of the Closing Date as if made as at and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date and, in either case, except for de minimis inaccuracies); and

(ii)

Article 7 (other than the Purchaser Fundamental Representations) and Article 8 (other than the Purchaser Additional Fundamental Representations) shall be true and correct in all respects as of the Closing Date as if made as at and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date) except where the failure or failures of such representations and warranties to be so true and correct in all respects would not have an Equinox Gold Material Adverse Change;

(b)

the Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Purchaser on or prior to the Closing Date, and all deliveries contemplated by Section 3.6 shall have been tabled;

(c)

all approvals, consents and Authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including the conditional acceptance of the TSX and approval by the NYSE American for the issuance of the Consideration Shares (which shall be subject only to customary conditions); and

(d)	the MDC Waiver shall remain in full force and effect without any amendments, except as consented to in writing by the Sellers.

3.5	Closing Deliveries to the Purchaser

At the Closing, the Purchaser shall receive:

(a)	a certificate of an officer of the Sellers Representative, dated the Closing Date, representing and certifying that the conditions set forth in Section 3.3(a) and Section 3.3(b) have been fulfilled;

(b)

the share certificates representing the Purchased Shares, together with assignments or other instruments of transfer duly endorsed in blank, and otherwise in form and substance satisfactory to the Purchaser, acting reasonably, for transfer of such Purchased Shares to the Purchaser;

(c)	the Payout Letters in form and substance satisfactory to the Purchaser, acting reasonably;

(d)

a certificate of status, compliance, good standing or like certificate with respect to corporate or partnership Sellers and the Company issued by appropriate government officials of their respective jurisdictions of incorporation, if available in such jurisdiction;

(e)	the Promissory Note, duly executed by the Sellers;

(f)

a mutual release of Sellers and their respective Affiliates and Purchaser, the Company and their respective Affiliates in the form attached hereto as Exhibit 3.5(f) (the “Mutual Release”), duly executed by Sellers;

(g)

resignations and mutual releases of the directors and officers of the Company, in the form attached hereto as Exhibit 3.5(g), duly executed by the directors and officers of the Company and the Company; and

(h)	the corporate records and minute books, including the articles and other constating documents of the Company.

3.6	Closing Deliveries to the Sellers

At the Closing, the Sellers shall receive:

(a)	a certificate of an officer of the Purchaser, dated the Closing Date, representing and certifying that the conditions set forth in Section 3.4(a) and Section 3.4(b) have been fulfilled;

(b)	a certificate of status, compliance, good standing or like certificate with respect to Purchaser issued by the appropriate government official of its jurisdiction of incorporation;

(c)

evidence satisfactory to the Sellers of the conditional acceptance by the TSX and approval by the NYSE American for the listing of the Consideration Shares on the NYSE American and the TSX (which shall be subject only to customary conditions);

(d)

the electronic deposit of CDS or other electronic book-entry system that may be issued representing the Consideration Shares, in a form satisfactory to the Sellers, registered in the name of the Sellers or an Affiliate thereof as directed by the Sellers;

(e)	the Promissory Note, duly executed by the Purchaser;

(f)	the Mutual Release, duly executed by Purchaser; and

(g)	the Purchase Price in accordance with Section 2.2.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES AS TO

THEMSELVES

Each Seller hereby separately represents and warrants, as to itself and not as to any other Seller, on a several (and not a joint and several basis) to Purchaser as follows, and acknowledge that the Purchaser is relying on such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

4.1	Organization

Such Seller is a corporation, limited partnership or other legal entity, as applicable, duly organized and validly existing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own the Purchased Shares, to enter into this Agreement and to perform its obligations hereunder.

4.2	Authorization

This Agreement has been duly authorized, executed and delivered by such Seller and is a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

4.3	Purchased Shares

(a)	As of the date of this Agreement, such Seller is the only registered and beneficial owner of record of the Purchased Shares set forth next to its name in Schedule 4.3;

(b)	the Purchased Shares are capital property to such Seller for the purposes of the Tax Act; and

(c)

immediately prior to Closing, such Seller will be the only registered and beneficial owner of record of the Purchased Shares set forth next to its name in Schedule 4.3, which such schedule will be updated by the Sellers prior to Closing;

in each case, free and clear of all Encumbrances (other than as specified in the Greenstone LPA or the Side Letter).

(d)

Upon completion of the transactions contemplated by this Agreement, all of the Purchased Shares will be owned by the Purchaser as the registered and beneficial owner of record, free and clear of all Encumbrances (other than as specified in the Greenstone LPA or the Side Letter or Encumbrances imposed thereon by, or at the direction of, the Purchaser or the Purchaser Guarantor). The Purchased Shares constitute all of the Purchased Shares owned by such Seller on the date hereof and all of the Purchased Shares held by the Sellers collectively constitute all of the issued and outstanding shares in the capital of the Company on the date hereof. Such Seller has the authority and power to transfer the Purchased Shares it owns and other than as set out in the Greenstone LPA or the Side Letter, there are no restrictions (contractual, statutory or otherwise) prohibiting or otherwise affecting the sale, trading or transfer of such Purchased Shares by such Seller pursuant to the terms of this Agreement. The Greenstone Interests constitute all of the Partnership Units and shares of the Managing Partner owned by the Company on the date hereof and upon completion of the transactions contemplated by this Agreement, will be owned by the Company free and clear of all Encumbrances (other than Encumbrances imposed thereon by, or at the direction of, the Purchaser or the Purchaser Guarantor).

4.4	No Other Agreements to Purchase

(a)

Other than as set out in the Greenstone LPA or Side Letter, no Person, other than the Purchaser, has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming a right, agreement or option for the purchase or acquisition from the Sellers, indirectly or directly, of any of the Purchased Shares.

(b)

Other than as set out in the Greenstone LPA or Side Letter, no Person has any written or oral agreement or option or any right or privilege (whether by Law, pre- emptive or contractual) capable of becoming a right, agreement or option for the purchase or acquisition from the Company, indirectly or directly, of any of the Greenstone Interests.

(c)	Other than pursuant to the Centerra Assignment Agreement, the Company has not assigned the Centerra Purchase Agreement, in full or in part, or any of its rights and obligations thereunder.

4.5	No Violation

Other than as set out in the Credit Agreement, Greenstone LPA and Side Letter, none of the sale of the Purchased Shares by such Seller, the execution and delivery by such Seller of this Agreement and the consummation of the transactions herein provided for will result in: (a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of, any obligation of such Seller under: (i) the constating documents or by- laws or resolutions of the board of directors (or any committee thereof) or shareholders of such Seller; (ii) any judgment, decree, order or award of any Governmental Body or arbitrator having jurisdiction over such Seller; (iii) any licence, undertaking, agreement, indenture, permit, approval, consent or Authorization held by such Seller or by which it is bound; or (iv) any applicable Laws; or (b) the creation or imposition of any Encumbrance on any of the assets of the Seller.

4.6	Seller’s Consents and Approvals

Other than as set out in the Credit Agreement, Greenstone LPA and Side Letter, (a) there is no requirement for such Seller to make any filing with, give any notice to or obtain any Authorization of, any Governmental Body as a condition to the lawful consummation of the transactions contemplated by this Agreement, and (b) no consents or approvals are required to be obtained by such Seller in connection with the sale or transfer of the Purchased Shares.

4.7	Litigation

(a) there are no Legal Proceedings in progress, pending or, to such Seller’s knowledge, threatened against such Seller or its businesses, and (b) such Seller has not entered into any proceeding, settlement agreement or other arrangement, that, in either the case of (a) or (b) hereof, challenges, or may reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise materially interfering with, any of the transactions contemplated by this Agreement.

4.8	Solvency

Such Seller is Solvent and will not be rendered Insolvent by the execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

4.9	Finders’ Fees

Except for RBC Dominion Securities Inc., such Seller, nor any of its Affiliates, has employed any broker or finder or incurred any liability for any brokerage fee, commission, finders’ fee or any other similar payment in connection with the transactions contemplated under this Agreement that could give rise to any claim against the Purchaser therefor.

4.10	OMF Verte

OMF Verte is a “Canadian partnership” as defined in the Tax Act.

4.11	Accredited Investor; Investment Experience

Each of the Sellers is an accredited investor as defined in Rule 501(a) of Regulation D. Each of the Sellers (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Consideration Shares and is capable of bearing the economic risks of such investment.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE SELLERS REGARDING THE

COMPANY

Each Seller hereby separately represents and warrants on a several (and not a joint and several basis) to Purchaser as follows, and acknowledge that the Purchaser is relying on such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

5.1	Formation and Organization.

The Company is a is a corporation duly organized and validly existing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own the Greenstone Interests.

5.2	Company Consent and Approvals.

Other than as set out in the Credit Agreement, Greenstone LPA and Side Letter, (a) there is no requirement for the Company to make any filing with, give any notice to or obtain any Authorization of, any Governmental Body as a condition to the lawful consummation of the transactions contemplated by this Agreement, and (b) no consents or approvals are required to be obtained by the Company in connection with the sale or transfer of the Purchased Shares.

5.3	Compliance with Laws.

The Company is, and for the prior three years has been, in compliance in all material respects with Law in connection with the operation of its business. The Company is not, to the knowledge of the Sellers, under any investigation with respect to, has been charged or, to the knowledge of the Sellers, threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by a Governmental Body in connection with the ownership, use, maintenance and operation of the Company’s business and assets. To the knowledge of the Sellers, there are no pending or proposed changes to Laws that would render illegal or materially restrict the conduct of its business, or that could otherwise reasonably be expected to result in a Company Material Adverse Change.

5.4	Solvency.

The Company is Solvent and will not be rendered Insolvent by the execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

5.5	Litigation

(a) There are no Legal Proceedings in progress, pending or, to such Seller’s knowledge, threatened against the Company or its businesses, and (b) the Company has not entered into any proceeding, settlement agreement or other arrangement, that, in either the case of (a) or (b) hereof, challenges, or may reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise materially interfering with, any of the transactions contemplated by this Agreement.

5.6	No Undisclosed Liabilities.

There are no material liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Company Financial Statements or in the notes thereto; or (ii) incurred in the ordinary course.

5.7	Absence of Certain Changes or Events.

Since the Lookback Date, other than the transactions contemplated under the Centerra Purchase Agreement, the business of the Company has been conducted in the ordinary course and there has not been any event, circumstance or occurrence which has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Change.

5.8	Residency.

For the purposes of the Tax Act, the Company is not a non-resident of Canada.

5.9	Holding Company

(a)	Except for the Greenstone Interests or as contemplated in the Company Material Contracts, the Company: (A) has no assets, security holdings, operations,

subsidiaries, employees or liabilities, other than assets and liabilities of a de minimis nature and (B) does not engage, and has not ever engaged, in any business or activity other than holding the Greenstone Interests, engaging in commodity hedges and as contemplated in the Company Material Contracts and administrative activities incidental thereto.

(b)

The books and records of the Company have been maintained in accordance with all applicable Laws in all material respects, and are complete and accurate, in all material respects. Complete and accurate copies of the articles and by-laws, minutes of meetings and resolutions of shareholders and directors, as applicable, and the share certificate books, securities register, register of transfers and register of directors and/or officers of the Company have been made available to Purchaser.

5.10	No Defaults; Company Material Contracts.

(a)

To the knowledge of the Sellers, no event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has contravened, conflicted with or resulted in, or may contravene, conflict with or result in, a violation or breach of, or give the Company or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, Authorization in respect of the Company to which it is a party or by which it or its properties and assets may be bound, and each other Person that is party thereto is, to the knowledge of the Sellers, in compliance in all material respects with the terms and requirements thereof. Without limiting the generality of the foregoing:

(i)	all Company Material Contracts, including any amendments, side letters or waivers, thereof have been made available to the Purchaser;

(ii)

the Company is not, and, to the knowledge of the Sellers, no other Person, is in default or breach in the observance or performance of any material term, covenant or obligation to be performed by the Company or such other Person under any Company Material Contract to which it is a party or by which it is otherwise bound (including its property and assets) and each such Company Material Contract is in good standing, constitutes a valid and binding agreement of each of the parties thereto, is in full force and effect and is enforceable in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction; and

(iii)

the Sellers have no knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any Company Material Contract and none of the Company or the Sellers has received notice of any intention to terminate any Company Material Contract or repudiate or disclaim any transaction contemplated thereby.

5.11	Employees

Except for corporate services provided by Sellers and their Affiliates, the Company does not have any employees or consultants and does not have any plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company.

5.12	Greenstone Contributions

As of the date of this Agreement, no amount is owing by the Company in respect of Capital Contributions (as defined in the Greenstone LPA).

5.13	Centerra Contingent Contribution

As of the date of this Agreement, no amount is due from the Company in respect of the Centerra Payments (as defined in the Greenstone LPA) and other than pursuant to the Centerra Assignment Agreement, the Company has not assigned its rights or obligations under the Centerra Purchase Agreement.

5.14	No Company Material Adverse Change

Since the Lookback Date, there has been no Company Material Adverse Change.

5.15	Company Taxes

(a)

All Taxes due and payable by the Company (whether or not shown due on any Tax Returns and whether or not assessed (or reassessed) by the appropriate Governmental Body) have been timely paid when due. All assessments and reassessments received by the Company in respect of Taxes have been paid when due. No extension of time in which to file any such Tax Returns is in effect.

(b)

All Tax Returns required by Law to be filed by or with respect to the Company have been properly prepared and timely filed when due and all such Tax Returns (including information provided therewith or with respect thereto) are true, complete and correct in all material respects, and no material fact or facts have been omitted therefrom.

(c)

Adequate provision has been made by the Company in the Company Financial Statements for all Taxes for any period for which Tax Returns are not yet required to be filed, or for which Taxes are not yet due or payable.

(d)

Since the date of the most recent Company Financial Statements, the Company has not incurred any material liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material liability, whether actual or contingent, for Taxes, other than in the ordinary course.

(e)

No audit, assessment, resassessment or other proceeding by any Governmental Body is pending or, to the knowledge of the Sellers, threatened with respect to any Taxes due from or with respect to the Company and no Governmental Body has given written notice of any intention to assert any deficiency or claim for additional Taxes against the Company. There are no matters under audit or appeal or in dispute, or, to the knowledge of the Sellers, under discussion, with any Governmental Body relating to Taxes in respect of the Company.

(f)

No Governmental Body of a jurisdiction in which Company does not file Tax Returns has made any written claim that the Company is or may be subject to taxation by such jurisdiction. To the knowledge of the Sellers, there is no basis for a claim that the Company is subject to Tax in a jurisdiction in which the Company does not file Tax Returns.

(g)

There are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for Taxes due from or with respect to the Company for any taxable period, nor has any such agreement, waiver, objection or arrangement been requested. The Company is not bound by any Tax sharing, allocation or indemnification or similar agreement.

(h)

The Company has withheld or collected any Taxes from each payment made to any Person that are required by applicable Law to be withheld or collected and have paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Body.

(i)

The Company has maintained and continues to maintain at its place of business in Canada all records and books of account required to be maintained under the Tax Act and any comparable Law of any province or territory in Canada, in all material respects.

(j)

The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company and any Person that is (i) a non-resident of Canada for purposes of the Tax Act, and (ii) not dealing at arm’s length with the Company for purposes of the Tax Act, do not differ from those that would have been made between Persons dealing at arm’s length for purposes of the Tax Act.

(k)

The Company is not party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Body).

(l)

The Company will not be required to include in a tax period ending after the Closing Date any amount of net taxable income (after taking into account deductions claimed for such a period that relate to a prior period) attributable to income that accrued, or that was required to be reported for financial accounting purposes in a prior taxable period but that was not included in taxable income for that or another prior tax period.

(m)

There are no transactions or events that have resulted, and no circumstances existing which could result, in the application to the Company of sections 80, 80.01, 80.02, 80.03, 80.04 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(n)

The Company has not incurred any deductible outlay or expense owing to a Person not dealing at arm’s length (for purposes of the Tax Act) with the Company the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the Tax Act, be included in the Company’s income for Canadian income tax purposes for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(o)

The Company does not have any liability for the Taxes of any Person under subsection 160(1) of the Tax Act (or any corresponding or similar provision of any other applicable Law), as a transferee, successor, by contract or otherwise.

(p)

The Company has not claimed or received an amount, and no amount has been taken into account in calculating the Purchase Price, in respect of a Tax credit, refund, rebate overpayment or similar adjustment of Taxes, including any governmental assistance or subsidy, to which the Company is not fully entitled, and the Company has retained all documentation prescribed by applicable Law and in accordance with applicable Laws to support any claims for such amounts. The Company has not received any indication from a Governmental Body, regardless of its merits, that the Company is or may be required to repay any such amounts received by it.

(q)

The Company has never had an obligation to file an information return pursuant to sections 237.3, 237.4 or 237.5 of the Tax Act, or any analogous provision of any comparable Law of any province or territory of Canada.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE SELLERS AS TO GREENSTONE

Each Seller hereby separately represents and warrants on a several (and not a joint and several basis) and to such Seller’s knowledge, to Purchaser as follows, and acknowledge that the Purchaser is relying on such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

6.1	Partnership Matters.

No steps or proceedings have been taken or resolutions passed, or are contemplated to be passed, with respect to the dissolution, liquidation or termination of Greenstone, and no events have occurred which would permit or require any of the partners to dissolve, liquidate or terminate Greenstone.

6.2	Authorized and Issued Capital.

Schedule 6.2 sets out, and will set out immediately prior to Closing, all of the issued and outstanding shares, stock, units or interests, as applicable, in the capital of each of the Managing Partner and Greenstone which have been issued to the Company as of the date hereof and immediately prior to Closing, as applicable, which such schedule will be updated by the Sellers prior to Closing; all of which shares, stock, units or interests, as applicable, are fully paid and non- assessable and have been duly authorized and issued, in compliance with applicable Laws and not in violation of or subject to any pre-emptive or similar right that entitles any Person to acquire from the Managing Partner or Greenstone, as applicable, any shares, stock, units or interests of the Managing Partner or Greenstone, as applicable.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers as follows and acknowledges and confirms that the Sellers are relying on such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein.

7.1	Organization and Authority

The Purchaser is a corporation validly existing under the Laws of the jurisdiction of its incorporation and has the corporate power to enter into this Agreement and to perform its obligations hereunder.

7.2	Authorization

This Agreement has been duly authorized, executed and delivered by the Purchaser and is a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

7.3	Ownership of Assets

Except for Permitted Encumbrances and Encumbrances otherwise listed on Schedule 7.3 of the Equinox Gold Disclosure Letter, the Purchaser has sole and exclusive, good and marketable title to, or, in the case of property held under a lease or other marketable title, an enforceable leasehold interest in, or right to use, all of its properties, rights and assets, whether real or personal and whether tangible or intangible.

7.4	No Violation

Except as disclosed on Schedule 7.4 of the Equinox Gold Disclosure Letter, neither the execution and delivery by the Purchaser of this Agreement nor the consummation of the transactions herein provided for will, in any material respect, result in the violation of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Purchaser under:

(a)	any Contract to which the Purchaser is a party or by which it is bound;

(b)	the constating documents or by-laws or resolutions of the board of directors (or any committee thereof) or securityholders of the Purchaser;

(c)	any judgment, decree, order or award of any Governmental Body or arbitrator having jurisdiction over the Purchaser; or

(d)	any applicable Law.

7.5	Purchaser’s Consents and Approvals

There is no requirement for the Purchaser to make any filing with, give any notice to or obtain any Authorization of, any Governmental Body as a condition to the lawful consummation of the transactions contemplated by this Agreement.

7.6	Solvency

The Purchaser is Solvent and will not be rendered Insolvent by the execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

7.7	Litigation

Except as disclosed on Schedule 7.7 of the Equinox Gold Disclosure Letter, (a) there are no Legal Proceedings in progress, pending or, to the Purchaser’s knowledge, threatened against the Purchaser or its business, and (b) the Purchaser has not entered into any proceeding, settlement agreement or other arrangement, that, in either the case of (a) or (b) hereof, challenges, or may reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise materially interfering with, any of the transactions contemplated by this Agreement.

7.8	Financing

(a)

Purchaser will have sufficient immediately available funds on hand necessary to pay the Cash Consideration at Closing, and after Closing, in each case, at the time any such payment is required to be made, will have sufficient liquidity to pay all costs and expenses of Purchaser to consummate the transactions contemplated hereunder, and all other amounts required to be paid by Purchaser herein, including the payment of the Deferred Payment Amount pursuant to the Promissory Note. Purchaser has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, which would reasonably be expected to impair or adversely affect the availability of such funds for the payment of the Cash Consideration or the Deferred Payment Amount (when due). Purchaser has no reason to believe that it will be unable to consummate the transactions contemplated by this Agreement on account of the availability of funds on the Closing Date.

(b)	The Purchaser has delivered to the Seller Representative a true and complete (other than the redactions of fees payable) copy of the executed commitment letter dated on or about April 23, 2024 (the “Commitment Letter”) from Bank of Montreal, The Bank of Nova Scotia, ING Capital LLC and National Bank of Canada (collectively, the “Lenders”) to provide financing to the Purchaser in the amount set forth therein. As of the date hereof, the Commitment Letter has not been amended or modified and the commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, the Commitment Letter is a valid and binding obligation of the Purchaser Guarantor and, to the knowledge of the Purchaser, the Lenders, and is in full force and effect. As of the date hereof, (x) there is no default or breach under the Commitment Letter by the Purchaser Guarantor, or, to the knowledge of the Purchaser, the Lenders, and (y) no event or condition has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser Guarantor or, to the knowledge of the Purchaser, the Lenders, under the Commitment Letter. As of the date hereof, the Purchaser has no knowledge of any facts or circumstances or any reason to believe that any facts or circumstances exist that would be reasonably likely to result in any of the conditions set forth in the Commitment Letter not being satisfied or the funding contemplated in the Commitment Letter not being made available on the Closing Date. As of the date hereof, the Commitment Letter is not subject to any conditions precedent to the obligations of the Lenders to make the full amount of the financing contemplated therein available at the Closing, or any contingencies that would permit the Lenders to reduce the amount of financing to be provided thereunder, other than as expressly set forth therein. As of the date hereof, there are no side letters, arrangements or other Contracts to which the Purchaser Guarantor or any of its Affiliates is a party which could reasonably be expected to adversely affect the availability of the financing under the Commitment Letter.

(c)

The copy of the Bought Deal Letter set out in Exhibit 7.8(c) is a true and complete copy of the fully executed Bought Deal Letter. As of the date hereof, the Bought Deal Letter has not been amended or modified and the commitments contained in the Bought Deal Letter have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, the Bought Deal Letter is a valid and binding obligation of the Purchaser Guarantor and, to the knowledge of the Purchaser Guarantor, the Equity Underwriters, and is in full force and effect. As of the date hereof, (x) there is no default or breach under the Bought Deal Letter by the Purchaser Guarantor, or, to the knowledge of the Purchaser Guarantor, the Equity Underwriters, and (y) no event or condition has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser Guarantor or, to the knowledge of the Purchaser Guarantor, the Equity Underwriters, under the Bought Deal Letter. As of the date hereof, the Purchaser Guarantor has no knowledge of any facts or circumstances or any reason to believe that any facts or circumstances exist that would be reasonably likely to result in any of the conditions set forth in the Bought Deal Letter not being satisfied or the transactions contemplated in the Bought Deal Letter not being completed prior to the Closing Date. As of the date hereof, there are no side letters, arrangements or other Contracts to which the Purchaser Guarantor or any of its Affiliates is a party relating to the Equity Financing that could reasonably be expected to adversely affect the availability of the Equity Financing in whole or in part under the Bought Deal Letter.

(d)

The aggregate proceeds from the Financings, when funded in accordance with the Commitment Letter and the Bought Deal Letter on or prior to the Closing Date, as applicable, shall be an amount sufficient for the satisfaction of all of Purchaser’s obligations under this Agreement to consummate the transactions contemplated by this Agreement, other than the payment of the Deferred Payment Amount.

(e)

The Purchaser and the Purchaser Guarantor understand and expressly acknowledge and agree that under the terms of this Agreement, the Purchaser’s obligations to consummate the transactions contemplated by this Agreement, are not in any way contingent upon or otherwise subject to the Purchaser’s consummation of any financing arrangements, the Equity Financing, the Purchaser’s obtaining of any financing or the availability, grant, provision or extension of any financing to the Purchaser.

7.9	Other Matters.

The Purchaser is either (i) a “Canadian” or (ii) a “trade agreement investor” or a “WTO investor” and not a “state-owned enterprise”, all as defined in the Investment Canada Act.

ARTICLE 8

ADDITIONAL REPRESENTATIONS AND WARRANTIES

The Purchaser and the Purchaser Guarantor, on a joint and several basis, hereby represent and warrant to and in favour of the Sellers as follows, except to the extent that such representations and warranties are qualified by the Equinox Gold Disclosure Letter, and acknowledge that the Sellers are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the transactions contemplated herein:

8.1	Board Approval

The board of directors of the Purchaser Guarantor has determined that the transactions contemplated herein are in the best interests of the Purchaser Guarantor and has unanimously approved the execution and performance of this Agreement.

8.2	Organization and Qualification

The Purchaser Guarantor, and each of its subsidiaries, is a corporation validly existing, or an entity duly created, under the Laws of the jurisdiction of its incorporation and the Purchaser Guarantor has the corporate power to enter into this Agreement and to perform its obligations hereunder and the Purchaser Guarantor and its subsidiaries have the capacity to own, lease, license and operate its property and assets as now owned and to carry on its business as it is now being conducted. The Purchaser Guarantor and each of its subsidiaries: (A) has all material permits necessary to conduct its business substantially as now conducted, as disclosed in the Purchaser Guarantor Public Disclosure Record; and (B) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to result in an Equinox Gold Material Adverse Change.

8.3	Authorization

This Agreement has been duly authorized, executed and delivered by the Purchaser Guarantor and is a legal, valid and binding obligation of the Purchaser Guarantor, enforceable against the Purchaser Guarantor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

8.4	Solvency

The Purchaser Guarantor is Solvent and will not be rendered Insolvent by the execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

8.5	No Violation

Except as disclosed in the Equinox Gold Disclosure Letter, neither the authorization, execution and delivery of this Agreement by the Purchaser Guarantor, nor the completion of the transactions contemplated herein, nor the performance of its obligations thereunder, nor compliance by the Purchaser Guarantor with any of the provisions of this Agreement will, in any material respect:

(a)

violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than Key Exchange Approvals, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation or imposition of any Encumbrance upon, any of the properties or assets of the Purchaser Guarantor or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on the Purchaser Guarantor or any of its subsidiaries, under any of the terms, conditions or provisions of:

(i)	their respective articles, charters or by-laws or other comparable organizational documents; or

(ii)

any permit or Purchaser Guarantor Material Contract or any of its subsidiaries, is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Purchaser Guarantor or any of its subsidiaries is bound; or

(b)	subject to obtaining the Key Exchange Approvals,

(i)

result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to the Purchaser Guarantor or any of its subsidiaries or any of their respective properties or assets; or

(ii)	cause the suspension or revocation of any permit currently in effect relating to the Purchaser Guarantor or any of its subsidiaries;

(c)

give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or permit; or

(d)

result in any payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director, officer or employee of the Purchaser Guarantor or any subsidiary of the Purchaser Guarantor or increase any benefits otherwise payable under any pension or benefit plan of the Purchaser Guarantor or any subsidiary of the Purchaser Guarantor or result in the acceleration of the time of payment or vesting of any such benefits.

Other than the Key Exchange Approvals, there are no consents, Authorizations or approvals required from, or notices that need to be given to, any third party under any Contracts of the Purchaser Guarantor or any of its subsidiaries or any Governmental Body in order for the Purchaser Guarantor and its subsidiaries to proceed with the completion of the transactions contemplated by this Agreement.

8.6	Capitalization

As set out in the Equinox Gold Disclosure Letter, the authorized share capital of the Purchaser Guarantor consists of an unlimited number of Equinox Gold Shares. As at the date hereof, 329,976,908 Equinox Gold Shares were issued and outstanding, an aggregate of up to 590,515 Equinox Gold Shares were issuable upon the exercise of Equinox Gold Options, an aggregate of up to 2,811,849 Equinox Gold Shares were issuable upon the exercise of Equinox Gold RSUs, an aggregate of up to 5,039,570 Equinox Gold Shares were issuable upon the exercise of Equinox Gold PSUs, and an aggregate of up to 71,839,170 Equinox Gold Shares were issuable upon the conversion of the Equinox Gold Convertible Notes. Other than as disclosed in Schedule 8.6 of the Equinox Gold Disclosure Letter, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by the Purchaser Guarantor of any securities of the Purchaser Guarantor (including Equinox Gold Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Purchaser Guarantor (including Equinox Gold Shares) or any material subsidiary of the Purchaser Guarantor. All outstanding Equinox Gold Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Equinox Gold Shares issuable upon the exercise of Equinox Gold Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of the Purchaser Guarantor (including Equinox Gold Options) have been issued in compliance with all applicable Laws. There are no securities of the Purchaser Guarantor or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Purchaser Guarantor shareholders on any matter. There are no outstanding contractual or other obligations of the Purchaser Guarantor or any subsidiary to repurchase, redeem or otherwise acquire any of the Purchaser Guarantor’s securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of the Purchaser Guarantor or any of its subsidiaries having the right to vote with the holders of the outstanding Equinox Gold Shares on any matters.

8.7	Ownership of Subsidiaries.

Schedule 8.7 of the Equinox Gold Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by the Purchaser Guarantor, each of which is wholly-owned other than as disclosed in Schedule 8.7 of the Equinox Gold Disclosure Letter. Schedule 8.7 of the Equinox Gold Disclosure Letter identifies each subsidiary that is a material subsidiary and the identified subsidiaries are all material subsidiaries of the Purchaser Guarantor. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of the Purchaser Guarantor are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by the Purchaser Guarantor are legally and beneficially owned free and clear of all Encumbrances other than Permitted Encumbrances, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights, except as set forth in Schedule 8.7 of the Equinox Gold Disclosure Letter. There are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of the Purchaser Guarantor. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of the Purchaser Guarantor to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of the Purchaser Guarantor. All ownership interests of the Purchaser Guarantor and its subsidiaries are owned free and clear of all Encumbrances of any kind or nature whatsoever held by third Parties except as set forth in Schedule 8.7 of the Equinox Gold Disclosure Letter and for Permitted Encumbrances. Schedule 8.7 of the Equinox Gold Disclosure Letter includes complete and accurate list of all securities owned by the Purchaser Guarantor of another corporate person, other than its subsidiaries. The Purchaser Guarantor is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests as reflected as being owned by the Purchaser Guarantor in Schedule 8.7 of the Equinox Gold Disclosure Letter, directly or indirectly, of each of its subsidiaries, free and clear of any Encumbrances other than Permitted Encumbrances, all such shares or other equity interests so owned by the Purchaser Guarantor have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Purchaser Guarantor, directly or indirectly, in any subsidiary, and except as set forth in Schedule 8.7 of the Equinox Gold Disclosure Letter, neither the Purchaser Guarantor nor any subsidiary owns, beneficially or of record, any equity interests of any kind in any other person as of the date hereof.

8.8	Material Investments

The Purchaser Guarantor’s ownership of common shares of each of Sandbox Royalties Corp., Bear Creek Mining Corporation, i-80 Gold Corp. and Inca One Gold Corp. is as set forth in Schedule 8.8 of the Equinox Gold Disclosure Letter, and except for Permitted Encumbrances and as disclosed in Schedule 8.8 of the Equinox Gold Disclosure Letter, is free and clear of any Encumbrance, in each case. The Purchaser Guarantor has no other direct or indirect material investment or proposed material investment in any person.

8.9	Reporting Status and Securities Law Matters

The Purchaser Guarantor is a “reporting issuer” and not on the list of reporting issuers in default under Canadian Securities Laws in each of the provinces and territories of Canada. The Equinox Gold Shares are registered under section 12(b) of the U.S. Exchange Act. The Equinox Gold Shares are listed and posted for trading on the NYSE American and the TSX. No delisting, suspension of trading in or cease trading order with respect to any securities of the Purchaser Guarantor and, to the knowledge of the Purchaser Guarantor, no inquiry or investigation (formal or informal) of any Canadian Securities Regulator, SEC, NYSE American or the TSX, is in effect or ongoing or, to the knowledge of the Purchaser Guarantor, expected to be implemented or undertaken with respect to the foregoing.

8.10	Public Filings

The Purchaser Guarantor has filed or furnished, as applicable, all material documents required to be filed or furnished by it in accordance with applicable Laws, the U.S. Exchange Act and U.S. Securities Act, with the Canadian Securities Regulators, the SEC, NYSE American or the TSX. All such documents and information comprising the Purchaser Guarantor Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any “misrepresentation” (as defined under applicable securities Laws), and (ii) complied in all material respects with the requirements of applicable Laws, the U.S. Exchange Act and the U.S. Securities Act and any amendments to the Purchaser Guarantor Public Disclosure Record required to be made have been filed on a timely basis with the Canadian Securities Regulators, the NYSE American or the TSX. The Purchaser Guarantor has not filed any confidential material change report with any Canadian Securities Regulator or the SEC that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as such terms are defined under the Canadian Securities Laws) in any of the information contained in the Purchaser Guarantor Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Purchaser Guarantor Public Disclosure Record.

8.11	Purchaser Guarantor Financial Statements

The Purchaser Guarantor’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2023 and 2022 (including the notes thereto and the report of the Purchaser Guarantor’s independent auditor) (collectively, the “Purchaser Guarantor Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of the Purchaser Guarantor’s independent auditor) and fairly present in all material respects the assets, liabilities and consolidated financial position, results of operations and cash flows of the Purchaser Guarantor and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect the revenues, earnings, results of operations, changes in shareholders’ equity and reserves required by IFRS in respect of all material contingent liabilities, if any, of the Purchaser Guarantor and its subsidiaries on a consolidated basis. There has been no material change in the Purchaser Guarantor’s accounting policies, except as described in the notes to the Purchaser Guarantor Financial Statements, since December 31, 2023.

8.12	Internal Controls and Financial Reporting

The Purchaser Guarantor has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by the Purchaser Guarantor in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Purchaser Guarantor’s Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. The Purchaser Guarantor maintains systems of “internal control over financial reporting” that have been designed by, or under the supervision of, its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2024, the Purchaser Guarantor’s auditor and the audit committee of the board of directors of the Purchaser Guarantor have not been advised of: (A) any significant deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Purchaser Guarantor’s internal control over financial reporting.

8.13	Independent Accountant

To the knowledge of the Purchaser Guarantor, KPMG LLP is independent in accordance with the rules of professional conduct applicable to auditors in Canada, Canadian Securities Laws, the U.S. Securities Act, the U.S. Exchange Act and the rules of the Public Company Accounting Oversight Board (United States), and there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with such auditor with respect to audits of the Purchaser Guarantor.

8.14	Money Laundering

The operations of the Purchaser Guarantor and of each of its material subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Body relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Body involving the Purchaser Guarantor or any of its material subsidiaries with respect to the Money Laundering Laws is pending or threatened.

8.15	Corrupt Practices Legislation.

Neither the Purchaser Guarantor, its subsidiaries and Affiliates, nor any of their respective officers, directors or employees acting on behalf of the Purchaser Guarantor or any of its subsidiaries or Affiliates has taken, or has committed to take any action which would cause the Purchaser Guarantor or any of its subsidiaries or Affiliates to be in violation of the United States’ Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of the Purchaser Guarantor no such action has been taken by any of its agents, representatives or other persons acting on behalf of the Purchaser Guarantor or any of its subsidiaries or Affiliates.

8.16	Books and Records

The financial books, records and accounts of the Purchaser Guarantor and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Purchaser Guarantor and its subsidiaries and accurately and fairly reflect the basis for the Purchaser Guarantor Financial Statements.

8.17	Minute Books

The minute books of the Purchaser Guarantor and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction; provided that minutes for the most recent meetings of the board of directors of the Purchaser Guarantor and committees thereof which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with the Purchaser Guarantor’s past practice.

8.18	No Undisclosed Liabilities

The Purchaser Guarantor and its subsidiaries have no outstanding indebtedness or liability of any nature that is, individually or in the aggregate, material, whether accrued, contingent, absolute, or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Purchaser Guarantor Financial Statements or the Commitment Letter, or incurred in the ordinary course of business since the date of the most recent Purchaser Guarantor Financial Statements.

8.19	No Material Change

Since December 31, 2023, (i) there has been no material change in respect of the Purchaser Guarantor and its material subsidiaries, taken as a whole, except as disclosed in the Purchaser Guarantor Public Disclosure Record, and the debt, business and material property of the Purchaser Guarantor and its material subsidiaries conform in all material respects to the description thereof contained in the Purchaser Guarantor Public Disclosure Record; (ii) there has been no dividend or distribution of any kind declared, paid or made by the Purchaser Guarantor on any Purchaser Guarantor securities; (iii) there has not been a material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Purchaser Guarantor and its material subsidiaries taken as a whole; and (iv) the Purchaser Guarantor and its material subsidiaries have carried on business in the ordinary course.

8.20	Litigation

(a) There are no Legal Proceedings in progress, pending or, to the Purchaser Guarantor’s knowledge, threatened against the Purchaser Guarantor or its business which in any case or in the aggregate could reasonably be expected to have a material adverse effect on the Purchaser Guarantor, and (b) the Purchaser Guarantor has not entered into any proceeding, settlement agreement or other arrangement, that, in either the case of (a) or (b) hereof, challenges, or may reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise materially interfering with, any of the transactions contemplated by this Agreement.

8.21	Taxes

Except as provided for in the Purchaser Guarantor Financial Statements and the Equinox Gold Disclosure Letter,

(a)

the Purchaser Guarantor and each of its material subsidiaries has duly and timely filed all Tax Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Tax Returns are complete and correct in all material respects;

(b)

the Purchaser Guarantor and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Purchaser Guarantor Financial Statements;

(c)

no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Purchaser Guarantor or any of its material subsidiaries, and neither the Purchaser Guarantor nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Purchaser Guarantor, threatened against the Purchaser Guarantor or any of its material subsidiaries or any of their respective assets, that would reasonably be expected to result in an Equinox Gold Material Adverse Change;

(d)

no claim has been made by any Governmental Body in a jurisdiction where the Purchaser Guarantor and any of its material subsidiaries does not file Returns that the Purchaser Guarantor or any of its material subsidiaries is or may be subject to Tax by that jurisdiction;

(e)	there are no Encumbrances for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of the Purchaser Guarantor or any of its material subsidiaries;

(f)

the Purchaser Guarantor and each of its material subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Body when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in an Equinox Gold Material Adverse Change;

(g)

there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Purchaser Guarantor or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending;

(h)	all the Tax Returns, audit reports and assessments provided to the Sellers by the Purchaser Guarantor are true correct and complete copies of such Returns, audit reports and assessments;

(i)	the Equinox Gold Shares are listed on a “designated stock exchange”, as that term is defined in section 248(1) of the Tax Act;

(j)	the Purchaser Guarantor is a “Canadian corporation” for purposes of the Tax Act; and

(k)

the Purchaser Guarantor was not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”), for its most recently completed taxable year, nor does it expect to be classified as a PFIC for its current taxable year or for the foreseeable future.

8.22	Property

(a)	The Purchaser Guarantor Properties are accurately described in the Purchaser Guarantor Public Disclosure Record.

(b)

The Purchaser Guarantor Public Disclosure Record discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by the Purchaser Guarantor or its material subsidiaries, or in respect of which the Purchaser Guarantor or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and permits for the use of real and immoveable property, and there is no other real and immoveable property in respect of which the Purchaser Guarantor or its material subsidiaries has any interest.

(c)

The Concessions relating to the Purchaser Guarantor Properties, are the only mining concessions, claims, leases, licenses, permits or other rights that are required to conduct the activities of the Purchaser Guarantor or its material subsidiaries as currently conducted.

(d)

Except as would not reasonably be expected, individually or in the aggregate, to result in an Equinox Gold Material Adverse Change, each Concession relating to the Purchaser Guarantor Properties is in full force and effect and in good standing. The interests of the Purchaser Guarantor or its material subsidiaries in each Concession relating to the Purchaser Guarantor Properties is held free and clear of all Encumbrances except Permitted Encumbrances. The Purchaser Guarantor Public Disclosure Record, together with the information furnished by the Purchaser Guarantor in connection with this Agreement, accurately describes, in all material respects: (A) the interests of the Purchaser Guarantor and its material subsidiaries in each of the material Concessions relating to the Purchaser Guarantor Properties; (B) the agreement or document pursuant to which the Purchaser Guarantor or its subsidiaries holds its interest in each material Concession relating to the Purchaser Guarantor Properties. The Purchaser Guarantor or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Purchaser Guarantor Properties.

(e)

Except as would not reasonably be expected, individually or in the aggregate, to result in an Equinox Gold Material Adverse Change and except as disclosed in Schedule 8.22(e) of the Equinox Gold Disclosure Letter:

(i)

each Concession relating to the Purchaser Guarantor Properties comprises a valid and subsisting mineral claim, license or lease in each case in all material respects, and the Purchaser Guarantor or its applicable material subsidiary enjoys legally enforceable access over and to the Purchaser Guarantor Properties and the Concessions relating to the Purchaser Guarantor Properties as may be required to conduct the activities of the Purchaser Guarantor or its subsidiaries as currently conducted;

(ii)

any and all assessment work required to be performed and filed in respect of the Purchaser Guarantor Properties or under the Concessions relating to the Purchaser Guarantor Properties has been performed and filed;

(iii)

any and all Taxes and other payments required to be paid in respect of the Purchaser Guarantor Properties and the Concessions relating to the Purchaser Guarantor Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Purchaser Guarantor Properties have been paid;

(iv)	any and all filings required to be filed in respect of the Purchaser Guarantor Properties and the Concessions relating to the Purchaser Guarantor Properties have been filed;

(v)	the Purchaser Guarantor or its material subsidiaries have the exclusive right to deal with the Purchaser Guarantor Properties and the Concessions relating to the Purchaser Guarantor Properties;

(vi)

no other person has any material right, title or interest in the Purchaser Guarantor Properties or the Concessions relating to the Purchaser Guarantor Properties or any right to acquire any such right, title or interest;

(vii)

there are no back-in rights, joint venture or partnership rights, earn-in rights, rights of first refusal, trust provisions, beneficial ownership rights, royalty rights or similar provisions which would materially affect the Purchaser Guarantor’s or any of its material subsidiaries’ interests in the Purchaser Guarantor Properties or the Concessions relating to the Purchaser Guarantor Properties; and

(viii)

neither the Purchaser Guarantor nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Body or any person with jurisdiction or applicable authority of any revocation or intention to revoke the Purchaser Guarantor’s or any of its material subsidiaries’ interests in the Purchaser Guarantor Properties or the Concessions relating to the Purchaser Guarantor Properties.

(f)

All work and activities carried out on the Purchaser Guarantor Properties and the Concessions relating to the Purchaser Guarantor Properties by the Purchaser Guarantor or its subsidiaries or, to the knowledge of the Purchaser Guarantor, by any other person appointed by the Purchaser Guarantor or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither the Purchaser Guarantor nor any of its material subsidiaries, nor, to the knowledge of the Purchaser Guarantor, any other person, has received any notice of any material breach of any such applicable Laws.

8.23	Title and Rights re: Other Assets

Except as would not reasonably be expected, individually or in the aggregate, to result in an Equinox Gold Material Adverse Change, the Purchaser Guarantor and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Purchaser Guarantor Financial Statements, free and clear of all Encumbrances except Permitted Encumbrances, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by the Purchaser Guarantor or any of its material subsidiaries.

8.24	Contracts

Schedule 8.24 of the Equinox Gold Disclosure Letter includes a complete and accurate list of all material Contracts to which the Purchaser Guarantor or any of its material subsidiaries is a party and that are currently in force (the “Purchaser Guarantor Material Contracts”). All Purchaser Guarantor Material Contracts are in full force and effect, and the Purchaser Guarantor or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. The Purchaser Guarantor has made available for inspection true and complete copies of all of the Purchaser Guarantor Material Contracts. All of the Purchaser Guarantor Material Contracts are valid and binding obligations of the Purchaser Guarantor or a material subsidiary as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Purchaser Guarantor and its material subsidiaries have complied in all material respects with all terms of the Purchaser Guarantor Material Contracts, have paid all amounts due thereunder of, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of the Purchaser Guarantor or any of its material subsidiaries or, to the knowledge of the Purchaser Guarantor, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Purchaser Guarantor Material Contracts. As at the date hereof, neither the Purchaser Guarantor nor any of its material subsidiaries has received written notice that any party to a Purchaser Guarantor Material Contract intends to cancel, terminate or otherwise modify or not renew such Purchaser Guarantor Material Contract, and to the knowledge of the Purchaser Guarantor, no such action has been threatened. Neither the Purchaser Guarantor nor any of its material subsidiaries is a party to any material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Purchaser Guarantor or any of its material subsidiaries.

8.25	Permits and Authorizations

The Purchaser Guarantor and each of its material subsidiaries has obtained and is in compliance in all material respects with all material permits required by applicable Laws, necessary to conduct its current business as now being conducted. To the knowledge of the Purchaser Guarantor, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such material permits as are necessary to conduct its business as it is currently being conducted as set forth in the Purchaser Guarantor Public Disclosure Record.

8.26	Intellectual Property

There is no action, suit, proceeding or claim pending, or to the knowledge of the Purchaser Guarantor, threatened by others challenging the Purchaser Guarantor’s or any of its material subsidiaries’ rights in or to any material patents, trade-marks, trade names, service marks, copyrights, trade secrets, software, technology or other intellectual property and proprietary rights used for the conduct of the Purchaser Guarantor and its material subsidiaries’ business as currently carried on.

8.27	Environmental Matters

Each of the Purchaser Guarantor and its material subsidiaries and their respective businesses and operations:

(a)	is in material compliance with all applicable Environmental Laws and all terms and conditions of all Environmental Permits;

(b)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(c)

is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case, in a material respect: (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the release of any Hazardous Substances, and is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Body in a matter arising under any Environmental Laws; and

(d)

is not involved in remediation, reclamation or other environmental operations and does not know of any facts, circumstances or conditions, including any release of Hazardous Substance, that would reasonably be expected to result in any material environmental liabilities.

Except, in each case, as disclosed in the Purchaser Guarantor Public Disclosure Record and Section 8.27 of the Equinox Gold Disclosure Letter.

8.28	Mineral Reserves and Resources

The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Purchaser Guarantor Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws, including securities Laws and National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The information provided by the Purchaser Guarantor to qualified persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Purchaser Guarantor and its subsidiaries, taken as a whole, from the amounts disclosed in the Purchaser Guarantor Public Disclosure Record (except as a result of mining operations in the ordinary course of business) nor has there been a change in any economic assumptions upon which such mineral reserves are based.

8.29	Operational Matters

(a)

All royalties, overriding royalty interests, production payments, net profits and interest burdens, and all material rentals, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Purchaser Guarantor or any of its material subsidiaries, have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior for the date hereof.

(b)

All material costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Purchaser Guarantor or any of its material subsidiaries is directly or indirectly bound are being or have been properly and timely paid in the ordinary course of business.

8.30	No Expropriation

No material property or asset of the Purchaser Guarantor or its material subsidiaries has been taken or expropriated by any Governmental Body in the previous five years nor has any notice or proceeding in respect thereof been given or commenced that remains outstanding nor, to the knowledge of the Purchaser Guarantor, is there any intent or proposal to give any such notice or to commence any such proceeding.

8.31	Regulatory

(a)

The Purchaser Guarantor and its material subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable published rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over the Purchaser Guarantor or its material subsidiaries or their respective activities (collectively, the “Purchaser Guarantor Regulatory Authorities”); and

(b)

The Purchaser Guarantor and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, Authorizations, approvals registrations and consents of the Purchaser Guarantor Regulatory Authorities (the “Purchaser Guarantor Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Purchaser Guarantor Regulatory Authorities. The Purchaser Guarantor and its material subsidiaries have not received any written notices or other correspondence from the Purchaser Guarantor Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Purchaser Guarantor Regulatory Authorization relating to its activities which would reasonably be expected to materially restrict, curtail, limit or adversely affect the ability of the Purchaser Guarantor or any of its material subsidiaries to operate their respective businesses as currently being operated as set forth in the Purchaser Guarantor Public Disclosure Record.

8.32	Employee Benefits

(a)

The Purchaser Guarantor and each of its material subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether registered or unregistered, oral or written, formal or informal, funded or unfunded, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, the Purchaser Guarantor or any such material subsidiary or in respect of which the Purchaser Guarantor or any of its material subsidiaries has any actual or potential liability (collectively, the “Purchaser Guarantor Benefit Plans”) and with all applicable Laws.

(b)

Schedule 8.32(b) of the Equinox Gold Disclosure Letter lists all of the Purchaser Guarantor Benefit Plans and the Purchaser Guarantor has furnished true, correct, up-to-date and complete copies of all such Purchaser Guarantor Benefit Plans as amended as of the date hereof together with all related documentation, including insurance contracts, plan summaries, employee booklets, financial reports, government correspondence and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of the Purchaser Guarantor and their beneficiaries concerning each Purchaser Guarantor Benefit Plan, accurately describe the benefits provided under each such Purchaser Guarantor Benefit Plan referred to therein.

(c)

No Purchaser Guarantor Benefit Plan is a “registered pension plan” as that term is defined in Section 248(1) of the Tax Act or a “multi-employer pension plan” or a “multi-employee plan” as those terms are used in applicable provincial pension standards legislation and the Purchaser Guarantor and its material subsidiaries have never maintained, sponsored or contributed to any such “registered pension plan”, “multi-employer pension plan” or “multi-employee plan” on behalf of the employees or former employees of the Purchaser Guarantor and its material subsidiaries.

(d)

Each Purchaser Guarantor Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Purchaser Guarantor Benefit Plan (including the terms of any documents in respect of such Purchaser Guarantor Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which the Purchaser Guarantor could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the respective Purchaser Guarantor Benefit Plan or applicable Laws.

(e)

All obligations of the Purchaser Guarantor or any of its material subsidiaries regarding the Purchaser Guarantor Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Purchaser Guarantor Benefit Plans by the Purchaser Guarantor or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Purchaser Guarantor Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(f)

Each of the Purchaser Guarantor’s Benefit Plans is insured or funded in compliance with the terms of such Purchaser Guarantor Benefit Plan, all applicable Laws and is in good standing with such Governmental Body as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by the Purchaser Guarantor or any of its material subsidiaries from any such Governmental Body.

(g)

To the knowledge of the Purchaser Guarantor: (A) no Purchaser Guarantor Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Body, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Purchaser Guarantor Benefit Plan required to be registered or qualified.

(h)

The Purchaser Guarantor and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Purchaser Guarantor Benefit Plan or to improve or change the benefits provided under any Purchaser Guarantor Benefit Plan.

(i)	There is no entity other than the Purchaser Guarantor and any of its material subsidiaries participating in any Purchaser Guarantor Benefit Plans.

(j)

None of the Purchaser Guarantor Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(k)

Neither the execution and delivery of this Agreement by the Purchaser Guarantor, nor completion of the transactions contemplated herein, nor compliance by the Purchaser Guarantor with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of the Purchaser Guarantor or any of its material subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Purchaser Guarantor Benefit Plan.

(l)

All data necessary to administer each Purchaser Guarantor Benefit Plans is in the possession of the Purchaser Guarantor or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Purchaser Guarantor Benefit Plans in accordance with its terms and all applicable Laws and such data is complete and correct.

8.33	Labour and Employment

(a)

No material employee of the Purchaser Guarantor or its material subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternal, paternal leave or unpaid sick leave) or worker’s compensation leave. As at the date hereof, none of the material employees of the Purchaser Guarantor or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers compensation legislation in relation to the employees of the Purchaser Guarantor and its material subsidiaries have been paid or accrued by the Purchaser Guarantor and its material subsidiaries, as applicable, and the Purchaser Guarantor and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(b)

Except for those agreements or provisions described in Schedule 8.33(b) of the Equinox Gold Disclosure Letter, no material employee of the Purchaser Guarantor or any of its material subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the transactions contemplated herein.

(c)

There are no outstanding, pending or, to the knowledge of the Purchaser Guarantor, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or other bargaining unit as bargaining agent for any employees of the Purchaser Guarantor or any of its material subsidiaries. To the knowledge of the Purchaser Guarantor, there are no threatened or apparent union or collective bargaining organizing activities involving employees of the Purchaser Guarantor or any of its material subsidiaries. The Purchaser Guarantor and its material subsidiaries are not certified to or entered into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed).

(d)

The Purchaser Guarantor Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.

8.34	Compliance with Laws

The Purchaser Guarantor and its subsidiaries have complied with and are not in violation of any applicable Laws, in all material respects. Neither the Purchaser Guarantor nor any of its material subsidiaries is, to the knowledge of the Purchaser Guarantor, under any investigation with respect to, or has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Body.

8.35	Absence of Cease Trade Orders

No order ceasing or suspending trading in Equinox Gold Shares (or any of them) or any other securities of the Purchaser Guarantor is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of the Purchaser Guarantor, are pending, contemplated or threatened.

8.36	Non-Arm’s Length Transactions

Except for as set out in Schedule 8.36 of the Equinox Gold Disclosure Letter and for the transactions contemplated in this Agreement, director and officer indemnification agreements and employment or employment compensation agreements entered into in the ordinary course of business, there are no current Contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness of the Purchaser Guarantor or any of its material subsidiaries) between the Purchaser Guarantor or any of its material subsidiaries on the one hand, and any (a) officer or director of the Purchaser Guarantor or any of its material subsidiaries, (b) any holder of record or, to the knowledge of the Purchaser Guarantor, beneficial owner of ten percent or more of the voting securities of the Purchaser Guarantor, or (c) any Affiliate or associate of any person described in (a) or (b) of this paragraph, on the other hand.

8.37	Voting Agreements

Except as set out in Schedule 8.37 of the Equinox Gold Disclosure Letter, the Purchaser Guarantor has not been notified of, nor is it a party to, any shareholders’ agreement, voting agreement, investor rights agreement or other agreement which in any manner affects the voting or control of any securities of the Purchaser Guarantor.

8.38	Registration Rights

Except as set out in Schedule 8.38 of the Equinox Gold Disclosure Letter, no shareholder of the Purchaser Guarantor has any right to compel the Purchaser Guarantor to register or otherwise qualify the Equinox Gold Shares (or any of them), or any other securities of the Purchaser Guarantor, for public sale or distribution.

8.39	Rights of Other Persons

No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by the Purchaser Guarantor or any of its material subsidiaries, or any part thereof.

8.40	Restrictions on Business Activities

There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon the Purchaser Guarantor or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to result in an Equinox Gold Material Adverse Change.

8.41	Insurance

As of the date hereof, the Purchaser Guarantor and its material subsidiaries have such policies of insurance as are listed in Schedule 8.41 of the Equinox Gold Disclosure Letter. All insurance maintained by the Purchaser Guarantor or any of its material subsidiaries is in full force and effect and in good standing and neither the Purchaser Guarantor nor any of its material subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has the Purchaser Guarantor or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of the Purchaser Guarantor or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost.

8.42	Purchaser Guarantor Share Ownership

No shareholder of the Purchaser Guarantor (or any two or more Purchaser Guarantor shareholders acting jointly or in concert) beneficially owns greater than 20% of the issued and outstanding Equinox Gold Shares.

8.43	United States Securities Laws

(a)	The Purchaser Guarantor is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(b)	The Purchaser Guarantor is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended; and

(c)

The Purchaser Guarantor is relying (based on the representations and agreements of the Sellers in Sections 4.11 and 9.10(b) and 9.10(c)) on an exemption under the U.S. Securities Act in connection with the sale and issuance of any Consideration Shares to the Seller.

8.44	Investment Canada Act

The Purchaser Guarantor is either (i) a “Canadian” or (ii) a “trade agreement investor” or a “WTO investor” and not a “state-owned enterprise”, all as defined in the Investment Canada Act.

8.45	Finders’ Fees

Except as set out in Schedule 8.45 of the Equinox Gold Disclosure Letter, neither the Purchaser Guarantor, nor any of its Affiliates, has employed any broker or finder or incurred any liability for any brokerage fee, commission, finders’ fee or any other similar payment in connection with the transactions contemplated under this Agreement that could give rise to any claim against the Sellers therefor.

8.46	Issuance of Consideration Shares

The Consideration Shares to be issued will, when issued pursuant to this Agreement, be duly and validly issued as fully paid and non-assessable Equinox Gold Shares.

ARTICLE 9

COVENANTS

9.1	Conduct Prior to Closing to Satisfy Conditions

(a)

Without in any way limiting any other obligations of the Sellers hereunder (including pursuant to Sections 2.1 and 9.2), during the period from the date hereof to the Time of Closing, the Sellers shall:

(i)	take or cause to be taken all necessary corporate action, steps and proceedings to sell, transfer and assign the Purchased Shares to the Purchaser; and

(ii)	use reasonable best efforts to satisfy the conditions contained in Sections 3.2 and 3.3 that are in their control as soon as reasonably possible and, in any event, prior to the Outside Date.

(b)

Without in any way limiting any other obligations of the Purchaser hereunder (including pursuant to Sections 2.2 and 9.4(b)) during the period from the date hereof to the Time of Closing, the Purchaser and the Purchaser Guarantor shall:

(i)	In respect of the Financings:

(A)

consummate and obtain the proceeds under the Financings on the terms and conditions described in the Commitment Letter and the Bought Deal Letter, as applicable, as promptly as possible, including (i) negotiating definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter and Bought Deal Letter, as applicable, and (ii) satisfying all conditions applicable to the Purchaser and the Purchaser Guarantor in the Commitment Letter and the Bought Deal Letter that are within their reasonable control;

(B)	keep the Sellers reasonably informed regarding the status of the Financings and any material developments relating thereto. Without limiting the foregoing, the Purchaser shall notify the Sellers, as promptly as practicable, (i) of any termination of any of the Financings and (ii) of the receipt of any written notice or other written communication (other than negotiations of the definitive agreements with respect to the Financings) from the Lenders or Equity Underwriters with respect to any actual default, breach, termination or repudiation of any Financings or any definitive agreement relating to the Financings, in each case by any party thereto;

(C)

not permit any amendment, supplement or modification to be made to, or any waiver of any provision under, the Commitment Letter or Bought Deal Letter, if such amendment, supplement, modification or waiver would reasonably be expected to delay the transactions contemplated thereunder;

(D)

in the event all or any portion of the Financings becomes unavailable on the terms and conditions contemplated in the Commitment Letter or Bought Deal Letter, as applicable, for any reason, then the Purchaser and the Purchaser Guarantor shall promptly arrange and obtain alternative financing from alternative financial institutions in an amount sufficient (when aggregated with other components of the Financings) to consummate the transactions contemplated by this Agreement (“Alternative Financing”); provided that the terms of such Alternative Financing shall not (i) reduce the aggregate amount of the Financings to an amount committed below the amount that, together with other immediately available financial resources of the Purchaser, would be required to consummate the transactions contemplated by this Agreement, (ii) impose new or additional conditions or otherwise expand upon, amend or modify any conditions precedent in any respect that would make such conditions less likely to be satisfied by the Closing Date, or (iii) otherwise be reasonably likely to prevent or materially impede, hinder or delay the consummation of the transactions contemplated by this Agreement. The Purchaser shall promptly deliver to the Sellers true and complete copies of any binding letters or agreements relating to such Alternative Financing, and the Purchaser shall keep the Sellers informed regarding the status of such Alternative Financing and any material developments relating thereto;

(E)

for greater certainty, if the Purchaser proceeds with Alternative Financing, the Purchaser shall be subject to the same obligations with respect to the Alternative Financing as set forth in this Section 9.1(b) with respect to the Financings and all references in this Agreement to the Financings shall be deemed to also refer to the Alternative Financing.

(ii)

promptly apply for, and use their commercially reasonable efforts to expeditiously obtain, prior to Closing, conditional acceptance of the TSX and approval by the NYSE American for the issuance of all Consideration Shares to be issued hereunder, and forthwith after Closing, take all required action to satisfy the conditions set out in the conditional acceptance of the NYSE American and the TSX for the listing of such Consideration Shares, and in any event within the time period prescribed by the NYSE American and the TSX, as applicable, to satisfy such conditions;

(iii)	use reasonable best efforts to, in each case, maintain in full force and effect the MDC Consent and the MDC Waiver;

(iv)	use reasonable best efforts to, in each case, obtain and subsequently maintain in full force and effect the Sandstorm GPA Consent and the Sandstorm ICA Consent; and

(v)	in addition to the foregoing, use reasonable best efforts to satisfy the conditions contained in Sections 3.2 and 3.4 as soon as reasonably possible and, in any event, prior to the Outside Date.

9.2	Confidentiality

(a)

Subject to Section 9.2(c), from the date hereof until the second anniversary of the Closing Date, the Sellers shall not (and shall cause each Affiliate of a Seller not to) disclose to anyone, other than the Purchaser, any Confidential Information relating to Greenstone, the Managing Partner, the Project or the business of Greenstone unless required to do so by applicable Law or Governmental Body having jurisdiction over a Seller, and then only after first giving reasonable notice to the Purchaser and the Purchaser having been given a reasonable opportunity to seek a protective order with respect to such disclosure. No Party shall file this Agreement on SEDAR+ without reasonable prior consultation with the other Parties and the Parties shall consult with each other with respect to any proposed redactions to this Agreement in compliance with applicable Laws before it is filed on SEDAR+.

(b)	As used herein, “Confidential Information” relating to a Person means all information pertaining to that Person except for information that:

(i)	is or becomes generally available to the public, other than as a result of disclosure in violation of this Agreement;

(ii)

was developed by the Person owing a duty of confidentiality hereunder (a “recipient”) independent of any disclosure by a Person to whom such duty is owed (a “beneficiary”) or was available to the recipient on a non-confidential basis prior to its disclosure to the recipient by or on behalf of the beneficiary; or

(iii)	becomes available to the recipient on a non-confidential basis from a source other than a beneficiary, provided that the recipient shall have made reasonable inquiry to satisfy itself that the source was not, when it disclosed the information to the recipient, prohibited from so doing by a confidentiality obligation owed to a beneficiary, whether contractual, fiduciary or otherwise.

(c)

Notwithstanding anything else contained herein, nothing shall prevent the Sellers or any of their Affiliates from making a claim or commencing a proceeding in respect of or pursuant to this Agreement, or any one of them, or responding to any investigation or inquiry by a regulatory body in relation to the Project.

9.3	Interim Period Covenants of Sellers

(a)

Other than: (i) as expressly required or permitted by this Agreement; (ii) as required pursuant to applicable Laws; (iii) as required by any of the Company Material Contracts; or (iv) as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), during the period of time from the date of this Agreement up to and including the Time of Closing the Sellers shall not:

(i)	take any action or omit to take any action that would result in a material breach under any Greenstone Agreement;

(ii)	grant any security over any Greenstone Agreement; or

(iii)	sell, transfer, dispose of, lease, encumber, relinquish, abandon, grant any option to purchase or right of first offer or refusal over any Greenstone Agreement.

9.4	Notices; Access to Information

(a)	The Sellers shall cause the Company to provide the Purchaser with notices provided to the Company under the Company Material Contracts as soon as practicable after receipt of such notices.

(b)

The Sellers shall use commercially reasonable efforts to make available to the Purchaser and its authorized representatives all books, records, information, data and documents in the Sellers’ or Company’s possession or under their control related to Greenstone, the Project or the business of Greenstone as may be requested by the Purchaser, including information regarding licensing and Authorizations, regulatory and environmental matters, Tax matters, stakeholder matters (including relations with Indigenous groups), real property, Greenstone Material Contracts, employees and consultants, geology and samples, mining plans, designs, methodologies and know-how, litigation and intellectual property.

9.5	Gold Purchase Agreement

After the date hereof the Sellers shall cause the Company to provide notice of a change of control of the Company in accordance with section 6.6(c) of the Gold Purchase Agreement.

9.6	Business Acquisition Report

If the Purchaser Guarantor is required to file a Business Acquisition Report, upon reasonable requests by the Purchaser Guarantor, the Sellers will use commercially reasonable efforts, at the Purchaser Guarantor’s sole expense, to assist the Purchaser Guarantor after the Closing Date with preparing the Business Acquisition Report.

9.7	Termination Rights

(a)	Subject to Section 9.8, this Agreement may be terminated by notice in writing given prior to the Time of Closing:

(i)

by the Purchaser, if any of the conditions in Section 3.2 or Section 3.3 have not been satisfied at the time specified in Section 3.2 or Section 3.3, as applicable, or are incapable of being satisfied by the Outside Date, except that the right to terminate this Agreement under this Section 9.7(a)(i) shall not be available if the failure of such condition to be satisfied is due to the breach or non- performance by the Purchaser of any of the covenants, obligations or agreements to be performed by the Purchaser pursuant to this Agreement or the inaccuracy, misrepresentation or breach by the Purchaser of any of the representations and warranties of the Purchaser in this Agreement;

(ii)

by the Sellers Representative, if any of the conditions in Section 3.2 or Section 3.4 have not been satisfied at the time specified in Section 3.2 or Section 3.4, as applicable, or are incapable of being satisfied by the Outside Date, except that the right to terminate this Agreement under this Section 9.7(a)(ii) shall not be available if the failure of such condition to be satisfied is due to the breach or non-performance by a Seller of any of the covenants, obligations or agreements to be performed by such Seller pursuant to this Agreement or the inaccuracy, misrepresentation or breach by any Seller of the representations and warranties of any Seller in this Agreement;

(iii)

by either the Sellers Representative or the Purchaser, if after the date of this Agreement any Law is enacted or made (or any Law is amended) that makes the consummation of any of the transactions contemplated by this Agreement illegal or otherwise prohibited or enjoins the consummation of any of the transactions contemplated by this Agreement to occur at the Closing Date, and such Law (if applicable) or enjoinment shall have become final and non- appealable; or

(iv)

by either the Sellers Representative or the Purchaser, if the Closing has not occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 9.7(a)(iv) shall not be available to a Party if the failure of such condition to be satisfied was due to the breach or non-performance by such Party to fulfill any of covenants, obligation or agreement contained to be performed by such Party pursuant to this Agreement or the inaccuracy, misrepresentation or breach by such Party of any of the representations and warranties of such Party in this Agreement.

(b)	This Agreement may be terminated at any time by mutual written agreement of the Sellers Representative and the Purchaser.

(c)

If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

9.8	Effect of Exercise of Termination Rights

If this Agreement is terminated under Section 9.6, the Parties will be discharged from any further obligations under this Agreement. Notwithstanding the foregoing:

(a)	each Party’s respective obligations under Sections 13.8 and 13.9, as applicable, will survive termination;

(b)

in the case of a termination under Section 9.7(a), any rights, remedies or causes of action the terminating Party may have based on another Party’s breach of this Agreement prior to termination will continue unimpaired.

9.9	Injunctive Relief

The Parties agree that irreparable harm would occur and that money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached by any of the Parties. It is accordingly agreed that each of the Parties shall be entitled to specific performance, injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

9.10	Transfer of Consideration Shares

(a)

The Sellers acknowledge and agree with the Purchaser Guarantor that the Sellers’ ability to transfer the Consideration Shares is limited by, among other things, applicable securities Laws and the policies of the TSX. In particular, the Sellers acknowledge having been informed that the Consideration Shares will be subject to a customary four month “hold period” under Canadian Securities Laws, and the Sellers acknowledge that they are each solely responsible (and the Purchaser Guarantor is not in any way responsible) for compliance with such hold period.

(b)

The Sellers further acknowledge and agree with the Purchaser Guarantor that the Consideration Shares will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and that if in the future the Sellers decide to offer, resell, pledge or otherwise transfer any of the Consideration Shares, such Consideration Shares may be offered, resold, pledged or otherwise transferred, directly or indirectly, only:

(i)	to the Purchaser Guarantor;

(ii)	outside the United States in accordance with Regulation S under the U.S. Securities Act;

(iii)

pursuant to an effective registration statement under the U.S. Securities Act; (iv) in accordance with Rule 144 under the U.S. Securities Act, if available, and, in each case, in compliance with any applicable state securities laws of the United States; or

(v)	pursuant to another exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws of the United States,

provided that, any such transfer shall only occur after:

(A)

in the case of proposed transfers pursuant to (ii) above, providing a declaration to the Purchaser Guarantor and any registrar and transfer agent for the Equinox Gold Shares, in the form prescribed by the Purchaser Guarantor from time to time, together with any other evidence of the availability of such exemption that may be reasonably requested by the Purchaser Guarantor or any registrar and transfer agent for the Equinox Gold Shares, and

(B)

in the case of proposed transfers pursuant to (iv) or (v) above, providing an opinion of counsel of recognized standing or such other evidence reasonably satisfactory to the Purchaser Guarantor, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act, and, in each case, in compliance with any applicable state securities laws in the United States;

(c)

The Sellers further acknowledge and agree with the Purchaser Guarantor that upon the original issuance of the Consideration Shares, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, the Considerations Shares will bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF EQUINOX GOLD CORP. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO

THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT; (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES; OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AND, IN THE CASE OF PARAGRAPH (D) OR (E), THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR SUCH OTHER EVIDENCE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION, AS TO THE AVAILABILITY OF SUCH EXEMPTION AS THE CORPORATION MAY REASONABLY REQUEST. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if any Consideration Shares are being sold in compliance with the requirements of Regulation S under the U.S. Securities Act and in compliance with local laws and regulations, the foregoing legend may be removed by providing a declaration to the Purchaser Guarantor and to the Purchaser Guarantor’s transfer agent, in such form as the Purchaser Guarantor may prescribe from time to time, together with any other evidence of the availability of such exemption that may be reasonably requested by the Purchaser Guarantor or any registrar and transfer agent for the Equinox Gold Shares, and the Purchaser Guarantor will use commercially reasonable efforts to facilitate the removal of such legend;

provided further, that if any of the Consideration Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, the legend may be removed by delivering to the Purchaser Guarantor and the Purchaser Guarantor’s transfer agent an opinion of counsel of recognized standing in form and substance satisfactory to the Purchaser Guarantor, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or securities laws of any U.S. state (or such other evidence to such effect as the Purchaser Guarantor and the Purchaser Guarantor’s transfer agent may reasonably request), and the Purchaser Guarantor will use commercially reasonable efforts to facilitate the removal of such legend.

ARTICLE 10

SURVIVAL AND INDEMNIFICATION

10.1	Indemnification by the Sellers

Subject to the limitations set out elsewhere in this Article 10, the Sellers, on a several basis (and not on a joint and several basis), shall each indemnify and save harmless the Purchaser and its directors, employees, officers and Affiliates, and its Affiliates’ respective directors, employees and officers (collectively the “Purchaser Indemnitees”) (and the Purchaser accepts the indemnities on behalf of the Purchaser Indemnitees and the Sellers agree that Purchaser may enforce such indemnity in favor and for the benefit of the Purchaser Indemnitees) from and against all Losses suffered or incurred by any of the Purchaser Indemnitees as a result of, or arising directly or indirectly out of or in connection with:

(a)	any inaccuracy, misrepresentation or breach by the Sellers of any Sellers Fundamental Representations;

(b)

any inaccuracy, misrepresentation or breach by the Sellers of any representation or warranty of the Sellers other than any Sellers Fundamental Representation contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(c)	any breach or non-performance by the Sellers of any covenant, obligation or agreement contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(d)

any Taxes payable by the Purchaser pursuant to an assessment or reassessment of the Purchaser under subsection 116(5) of the Tax Act in respect of the sale of the Purchased Shares by a Non-Resident Seller pursuant to this Agreement; or

(e)	any fraud or intentional misrepresentation by the Sellers.

Notwithstanding anything to the contrary in this Agreement or in any agreement, certificate or other document delivered pursuant hereto, in no event shall any Seller be liable under this Section 10.1 for any Losses based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of the Sellers contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto if Purchaser had knowledge of such representation or warranty being untrue or inaccurate before the Time of Closing.

10.2	Indemnification by the Purchaser

Subject to the limitations set out elsewhere in this Article 10, the Purchaser shall indemnify and save harmless the Sellers and their respective directors, employees and officers and Affiliates, and their Affiliates’ respective directors, employees and officers (the “Seller Indemnitees”) (and the Sellers accepts the indemnities on behalf of the Seller Indemnitees and the Purchaser agrees that Sellers may enforce such indemnity in favor and for the benefit of the Seller Indemnitees) from and against all Losses suffered or incurred by any of the Seller Indemnitees as a result of, or arising directly or indirectly out of or in connection with:

(a)

any inaccuracy, misrepresentation or breach by the Purchaser of any Purchaser Fundamental Representations or by the Purchaser or Purchaser Guarantor of any Purchaser Additional Fundamental Representations;

(b)

any inaccuracy, misrepresentation or breach by the Purchaser or the Purchaser Guarantor of any representation or warranty of the Purchaser or the Purchaser Guarantor other than any Purchaser Fundamental Representation or Purchaser Additional Fundamental Representations contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(c)

any breach or non-performance by the Purchaser or the Purchaser Guarantor of any covenant, obligation or agreement contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto; and

(d)	the Company Material Contracts which arise after the Economic Transfer Date.

10.3	Monetary Limitation of Liability

(a)

In no event shall the aggregate liability of any Seller for all Losses subject to indemnification pursuant to Section 10.1(b) exceed    of the Purchase Price received by such Seller based on such Seller’s Allocable Portion and in no event shall the aggregate liability of any Seller for all Losses subject to indemnification pursuant to Section 10.1 exceed the Purchase Price received by such Seller based on such Seller’s Allocable Portion.

(b)

In no event shall the aggregate liability of the Purchaser for all Losses subject to indemnification pursuant to Section 10.2(b) exceed    of the Purchase Price and in no event shall the aggregate liability of the Purchaser for all Losses subject to indemnification pursuant to Section 10.2 exceed the Purchase Price.

10.4	Notice of Claim

(a)

A Party that may be entitled to make a claim for indemnification (a “Claim”) under this Agreement (the “Indemnified Party”) shall give written notification to the other Party (the “Indemnifying Party”) of such Claim (a “Notice of Claim”) as soon as is reasonably practicable upon becoming aware of the Claim, but in no event later than the relevant date, if any, specified in Section 10.5. The Notice of Claim shall specify whether the Claim arises as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall, also specify with reasonable particularity, to the extent that the information is available and not privileged, the factual basis for the Claim and the amount of the Claim.

(b)

If the date by which a Notice of Claim must be given as set out in Section 10.5 in respect of a breach of a representation and warranty has passed without any Notice of Claim having been given to the Indemnifying Party, then the related Claim shall be forever extinguished, notwithstanding that by the date specified in Section 10.5 the Indemnified Party did not know, and in the exercise of reasonable care could not have known, of the existence of the Claim.

10.5	Threshold Amounts

(a)

The Purchaser shall not be entitled to indemnification by any Sellers under Section 10.1(b) in respect of any Losses, unless and until the aggregate amount of all such Losses exceeds an amount equal to    of the Purchase Price received by such Seller’s Allocable Portion (the “Threshold Amount”), upon which the Purchaser shall be entitled to indemnification only for such Losses in excess of the applicable Threshold Amount.

(b)

The Sellers shall not be entitled to indemnification under Section 10.2(b) unless and until the aggregate amount of all such Losses under Sections 10.2(b) exceeds the Threshold Amount (being    of the aggregate Purchase Price), upon which the Sellers shall be entitled to indemnification only for such Losses in excess of the Threshold Amount.

10.6	Time Limits for Notice of Claim for Breach of Representations and Warranties

(a)

The Sellers shall not be required to indemnify or save harmless the Purchaser Indemnitees pursuant to Section 10.1 unless the Purchaser shall have provided to the Sellers a Notice of Claim within the following time limits:

(i)

with respect to the Sellers Fundamental Representations, at any time before the date that is five years after the Closing Date and subject to Section 10.6(a)(ii), with respect to all other representations and warranties, not later than twelve (12) months of the Closing Date;

(ii)

subject to Section 10.6(a)(iii), with respect to a claim for any breach of any covenant, obligation or agreement contained in this Agreement, not later than 12 months after Closing except (A) the covenants, obligations and agreements that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed, plus 60 days and (B) the covenants, obligations and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the Time of Closing; and

(iii)

with respect to: (i) to any claim for any breach of any covenant, obligation or agreement in respect of Taxes (including, but not limited to, the any breach of the representations and warranties given in Sections 4.10 and 5.15); (ii) any claim in respect of fraud or intentional misrepresentation, five years after Closing; and

(iv)	with respect to any Claim pursuant to Section 10.1(d), 60 days after the relevant Governmental Body is no longer entitled to assess or reassess the Purchaser in respect of the Taxes in question.

(b)

The Purchaser shall not be required to indemnify or save harmless the Seller Indemnitees pursuant to Section 10.2 unless the Sellers shall have provided to the Purchaser a Notice of Claim within the following time limits:

(i)

with respect to the Purchaser Fundamental Representations, the Purchaser Additional Fundamental Representations or any Claim pursuant to Section 10.2(d), at any time before the date that is five years after the Closing Date;

(ii)

with respect to a claim for any breach of any covenant, obligation or agreement contained in this Agreement, not later than 12 months after Closing except (A) the covenants, obligations and agreements that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed, plus 60 days and (B) the covenants, obligations and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the Time of Closing;

(iii)	with respect to all other representations and warranties of the Purchaser or Purchaser Guarantor not referred to in Section 10.6(b)(i), not later than twelve (12) months of the Closing Date; and

(iv)	with respect to any claim in respect of fraud or intentional misrepresentation, without limitation of time, other than by such limitations as are imposed by Law.

10.7	Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 45 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall, subject to the right to withhold privileged information, make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If the Indemnifying Party and the Indemnified Party agree in writing at or prior to the expiration of such forty five (45)-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall promptly pay to the Indemnified Party the full agreed-upon amount of the Claim. If the Indemnifying Party and the Indemnified Party fail to resolve the dispute within such forty five (45)-day period (including if the Indemnifying Party fails to respond in writing to the Direct Claim within such forty five (45)-day period), the Indemnified Party is free to pursue all rights and remedies available to it, subject to this Agreement.

10.8	Third Party Claims

(a)

Upon receiving notice of a Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of any Third Party Claim for damages and if the Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses prior to the time the Indemnifying

Party assumed control. In order to assume control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party must give the Indemnified Party written notice of its election within 45 days of the Indemnifying Party’s receipt of Notice of Claim in respect of the Third Party Claim. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences). If the Indemnifying Party has assumed control of the Third Party Claim, it shall not settle such Third Party Claim unless the settlement shall include as an unconditional term thereof the giving by the claimant or the plaintiff of a full and unconditional release of the Indemnified Party, from all liability with respect to the matters that are subject to such Third Party Claim, or otherwise shall have been approved reasonably by the Indemnified Party.

(b)

If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and, subject to Section 10.8(d), the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

(c)

If the Indemnifying Party has assumed control of the Third Party Claim, the Indemnifying Party shall post all security required by any Governmental Body having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(d)

If the Indemnifying Party fails to assume control of the defence of any Third Party Claim or defaults in respect of any of its obligations under this Section 10.8 with respect thereto, the Indemnified Party shall have the exclusive right to contest the amount claimed and may settle and pay the same on 14 days’ prior written notice to the Indemnifying Party and the Indemnifying Party shall, thereupon, be deemed to have agreed that such settlement is reasonable and may be agreed to by the Indemnified Party and all other Persons liable in respect of the Third Party Claim unless within such fourteen (14)-day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.

(e)

The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall, subject to the right of the Indemnified Party to withhold privileged information, keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

10.9	One Recovery

An Indemnified Party is not entitled to double recovery for any claims even though they may have resulted from the breach, inaccuracy or failure to perform of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party in this Agreement.

10.10	Duty to Mitigate

Nothing in this Agreement in any way restricts or limits the general obligation at Law of an Indemnified Party to mitigate any loss which it may suffer or incur by reason of the breach, inaccuracy or failure to perform of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement. If any claim can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate steps to enforce such recovery, settlement or payment and the amount of any Losses of the Indemnified Party will be reduced by the amount of insurance proceeds actually recoverable by the Indemnified Party.

10.11	Adjustment to Purchase Price

Any payment made by the Sellers to the Purchaser pursuant to this Article 10 shall constitute a reduction in the Purchase Price, and any payment made by the Purchaser to the Sellers pursuant to this Article 10 shall constitute an increase in the Purchase Price.

ARTICLE 11

POST-CLOSING COVENANTS

11.1	Company Material Contracts

The Purchaser acknowledges and agrees that upon the consummation of the transactions described herein it the Sellers shall have no further obligations and liabilities under the Company Material Contracts effective at, and conditional upon, the Time of Closing and the Purchaser agrees that it shall take all steps, and to do all things necessary, to give effect to the foregoing.

11.2	Indemnification of Directors and Officers

The Company shall purchase, at the Purchaser’s sole cost and expense, prior to the Closing, a “tail” policy providing directors’ and officers’ liability insurance coverage for a period of seven years after the Closing Date, for the benefit of those Persons who are covered by the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Sellers (or their Affiliates), with respect to claims arising from facts or events that occurred on or before the Closing Date. For a period of seven years following the Closing Date, Purchaser shall not, and shall not permit the Company, or any successor or assign by amalgamation or otherwise, to amend, repeal or modify any provision in their constating documents, by-laws or other similar documents to the exculpation or indemnification of any current or former officer or director (unless required by Law), except to the extent such amended, repealed or modified provision is replaced or supplemented, such that the officers and directors of the Company continue to be entitled to such exculpation and indemnification on terms that are comparable in all material respects, to the full extent of the Law.

11.3	Change of Name

As soon as reasonably possible, and in any event within seven Business Days, following the Closing, Purchaser shall cause the Company to effect a change of the name of the Company to a name other than a name containing “OMF”, “Orion” or any derivative or variation thereof and shall provide to Sellers copies of the amendments to the governing documents of the Company evidencing such change of name. Following the Closing, Purchaser and the Company shall as soon as reasonably practicable cease and discontinue any and all use of the names “OMF”, “Orion” or any derivative or variation thereof.

11.4	Tax Covenants

(a)

The Sellers shall prepare all Tax Returns relating to the Company for periods ending prior to the Time of Closing, such Tax Returns to be prepared on a basis that is consistent in all material respects with the basis on which the Company has prepared and filed such Tax Returns in the past unless otherwise required by applicable Laws (the “Pre-Closing Tax Returns”). Notwithstanding the foregoing, in any Pre-Closing Tax Return, the Company shall not deduct any amount in the nature of a reserve or claim any Tax credit that would require the Company to include in a tax period ending after Closing any amount of income, unless (i) in the case of any such credit, the Tax liability in respect of such income (determined as though such income were the only income or loss of the entity for the tax period and without regard for the availability of any loss carryforwards or carrybacks) is taken into account in calculating the Purchase Price, or (ii) in the case of any reserve, a corresponding reserve or other liability is taken into account in calculating the Purchase Price. If requested by the Purchaser, the Sellers shall cause the Company and any Subsidiary to make an election pursuant to subsection 256(9) of the Tax Act in respect of the taxation year of the Company ending on the acquisition of control of it by the Purchaser. The Sellers shall deliver all such Pre- Closing Tax Returns relating to income Taxes to the Purchaser not less than 20 Business Days (or five Business Days in respect of all other Pre-Closing Tax Returns) before the date on which such Pre-Closing Tax Returns are required by applicable Laws to be filed with the relevant Governmental Body. The Purchaser shall file such Pre-Closing Tax Returns with the appropriate Governmental Body in accordance with applicable Laws.

(b)

The Sellers and the Purchaser will co-operate fully and assist each other and make available to each other in a timely fashion all data and other information as may reasonably be required for the preparation and filing of all Tax Returns of the Company, including, for greater certainty, (i) assessing whether the Sellers, the Purchaser or the Company has entered into, or the transactions contemplated under this Agreement are, a “reportable transaction” as defined in subsection 237.3(1) of the Tax Act and if so, any Tax Returns that are required to be filed, (ii) any Tax Returns with respect to a “notifiable transaction” as defined in subsection 237.4(1)

of the Tax Act in respect of the Company or this Agreement; and (iii) determining all relevant amounts for the purposes of global minimum Taxes.

(c)

In the event that the Company receives, after Closing, any refunds of Taxes (including any interest paid with respect thereto) in respect of any periods ending prior to the Time of Closing (except to the extent such refunds were taken into account in calculating the Purchase Price and except to the extent such refunds solely arise as a result of carryback of a loss or credit generated in a tax period that is not a period ending prior to the Time of Closing), the Purchaser will pay the amount thereof (net of (i) any Taxes payable by the Purchaser in respect of receipt of such refund or interest or that would have been payable in the absence of use of a loss or credit from a tax period ending prior to the Time of Closing, and (ii) any reasonable amounts payable to third-party accountants for preparing the relevant Tax Returns entitling the Company to such refunds) to the Sellers’ Representative or as the Sellers may direct in writing within 10 Business Days following the date such refunds were paid by the relevant Governmental Body to the Company, provided that the Purchaser has the right to set-off any such payment in respect of refunds against any amount due and payable to the Purchaser under this Agreement. In the event that the Company is subsequently required to repay any amount paid to or for the benefit of the Sellers under this Section 11.4(c), the Company shall notify the Sellers’ Representative in writing and such amount (together with any interest or penalties owing in respect of such disallowed refund) shall be repaid to the Purchaser within 10 Business Days of receipt of such notice. Any payment made pursuant to this Section 11.4(c) shall be treated as a dollar-for-dollar adjustment to the Purchase Price for all purposes, unless otherwise required by applicable Law.

(d)

If it is determined that the Company made an “excessive eligible dividend designation”, as defined in subsection 89(1) of the Tax Act, each Seller hereby consents to the making of an election under subsection 185.1(2) of the Tax Act in respect of the full amount thereof, and such election shall be made the Company in the manner and within the time prescribed by subsections 185.1(2) and 185.1(3) of the Tax Act.

(e)

If it is determined that the Company has made an election under subsection 83(2) of the Tax Act in respect of the full amount of any dividend payable by it on shares of any class of its capital stock and the full amount of such dividend exceeded the amount of its “capital dividend account”, as defined in the Tax Act, immediately before the dividend became payable, each Seller hereby consents to the making of an election under subsection 184(3) of the Tax Act in respect of such dividend.

(f)

Following the execution of this Agreement, the Sellers Representative shall, on behalf of each Non-Resident Seller, promptly prepare and file with the applicable Governmental Body an application under subsection 116(1) of the Tax Act, in prescribed form and in accordance with applicable Law, with respect to the Purchased Shares owned by such Non-Resident Sellers. The Sellers Representative shall deliver to the Purchaser evidence that such applications have been filed with the applicable Governmental Body and shall use commercially reasonable efforts to ensure that each Non-Resident Seller receives a Comfort Letter within the time required to enable the Sellers’ Representative to deliver the Comfort Letter to the Purchaser under Section 2.6(d).

11.5	Greenstone Distributions

The Parties acknowledge and agree that, when required pursuant to the Greenstone LPA, Greenstone Distributions from Greenstone to the Company are to occur quarterly in arrears (and in particular, within 45 days of the end of any such quarter) and as a result, the Company may receive Greenstone Distributions after Closing which relate to the Seller Period. The Parties agree that any such distributions which related to the Seller Period shall accrue to the benefit of the Sellers and if the Purchaser receives such Greenstone Distributions which relate to the Seller Period, the Purchaser agrees to hold such Greenstone Distributions which relate to the Seller Period for the benefit of the Sellers and to deliver such amounts to the Sellers Representative (or as the Sellers Representative directs) within three Business Days of receipt of such amounts. The Purchaser agrees that it shall also promptly provide the Sellers Representative with a statement of all such Greenstone Distributions which relate to the Seller Period. The Sellers hereby covenant and agree that they will be responsible for all Taxes in respect of such Greenstone Distributions which relate to the Seller Period and which have been delivered to the Seller Representative under this Section 11.5, including any Taxes payable by the Company to the extent that the Greenstone Distributions which have been delivered to the Seller Representative under this Section 11.5 are connected to income allocated by Greenstone to the Company.

To the extent that Greenstone Distributions relate to a time period that occurred partially during the Seller Period, the Parties agree that the Pro Rata Portion of such Greenstone Distributions shall accrue to the benefit of the Sellers and constitute Seller Period Distributions. For illustrative purposes of the foregoing and the definitions of “Purchaser Period Distributions” and “Seller Period Distributions”, if (i) the Purchaser Period commences on May 1, 2024, (ii) Closing occurs on June 10, 2024, and (iii) a Greenstone Distribution of $100 is made to the Company on July 25, 2024 in respect of the second fiscal quarter, then the Purchaser would be entitled to $66.66 of such Greenstone Distribution and the Sellers would be entitled to $33.33 of such Greenstone Distribution. The Sellers hereby covenant and agree that they will be responsible for all Taxes in respect of its Pro Rata Portion of such Greenstone Distributions, including any Taxes payable by the Company to the extent that its Pro Rata Portion of such Greenstone Distributions are connected to income allocated by Greenstone to the Company.

11.6	Legal Representation

(a)

From and after the Closing, all communications between the Company and Torys LLP to the extent related to Torys LLP’s engagement as counsel for the Company, the Sellers and the Sellers Representative in connection with this Agreement (the “Engagement”) that are subject to attorney-client privilege shall belong solely to the Seller Representative (on behalf of the Sellers) and not the Company. Accordingly, neither the Purchaser, nor its Affiliates, shall have access to any such communications, or to the files of Torys LLP relating to the Engagement that are subject to attorney-client privilege. Without limiting the generality of the foregoing, upon and after the Closing, (i) the Seller Representative (on behalf of the Sellers) and Torys LLP shall be the sole holders of the attorney-client privilege with respect to the Engagement, and neither the Company nor the Purchaser nor the Affiliates of the Purchaser shall be a holder thereof, (ii) to the extent that files of Torys LLP in respect of the Engagement constitute property of the client, only the Seller Representative (on behalf of the Sellers) shall hold such property rights, and (iii) Torys LLP shall have no duty whatsoever to reveal or disclose any such communications or files to the extent related to the Engagement that, in each case, are subject to attorney-client privilege, to the Company, the Purchaser or the Affiliates of the Purchaser by reason of any attorney-client relationship between Torys LLP and the Company or otherwise.

(b)

If the Seller Representative (on behalf of the Sellers) so chooses, and without the need for any consent or waiver by any of the Company, the Purchaser or their Affiliates, Torys LLP shall be permitted to represent the Seller Representative (on behalf of the Sellers) or any Seller after the Closing in connection with the transactions contemplated hereby or any disagreement or dispute relating thereto.

(c)

The Parties consent to the arrangements in this Section 11.6(a) and waive any actual or potential conflict of interest that may be involved in connection with any representation by Torys LLP permitted hereunder.

11.7	Deferred Payment Amount

On and after the date hereof, the Purchaser shall ensure that it will have sufficient liquidity to pay the Deferred Payment Amount pursuant to the terms of the Promissory Note.

ARTICLE 12

PURCHASER GUARANTEE

12.1	Purchaser Guarantee

The Purchaser Guarantor hereby irrevocably and unconditionally guarantees to Sellers the timely payment and performance of all obligations required to be paid or performed by the Purchaser under this Agreement and the Promissory Note, subject to the terms and conditions herein (the “Purchaser Guarantee”). To the maximum extent permitted by applicable Law, the Purchaser Guarantor hereby expressly waives any and all (a) rights to revoke the Purchaser Guarantee and (b) rights or defenses arising by reason of any applicable Law that would otherwise require any election of remedies by the Sellers. The Purchaser Guarantee shall remain in full force and effect without respect to future changes in conditions, irrespective of, and shall not be released or discharged, in whole or in part, or otherwise affected by: (i) any action or inaction on the part of a Seller, including the failure or delay on the part of a Seller to assert any claim or demand or to enforce any right or remedy against Purchaser, Purchaser Guarantor or any Person now or hereafter liable with respect to the Purchaser Guarantee, (ii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Purchaser, Purchaser Guarantor or any other Person now or hereafter liable with respect to the Purchaser Guarantee or affecting any of their respective assets, or (iii) the existence of any claim, set-off or other right that the Purchaser may have at any time against the Sellers or the Purchaser Guarantor, whether in connection with the Purchaser Guarantee or otherwise. The Purchaser Guarantor acknowledges that the Purchaser Guarantor will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Purchaser Guarantee are knowingly made in contemplation of such benefits and after the advice of counsel. The Purchaser Guarantor irrevocably and unconditionally agrees with the Sellers that if any obligation guaranteed by it under this Section 12.1 is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify the Sellers immediately on demand against any cost, loss or liability the Sellers incur as a result of such unenforceability, invalidity or illegality.

ARTICLE 13

MISCELLANEOUS

13.1	Appointment of Sellers Representative

(a)

In order to administer efficiently the determination of certain matters under this Agreement, each Seller hereby irrevocably appoints Sellers Representative as its representative, agent, proxy and attorney in fact with respect to all matters under this Agreement. For greater certainty, Sellers Representative shall have sole and exclusive right and authority to communicate with Governmental Bodies on behalf of Sellers. Each Seller agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of Sellers Representative and shall survive the death, incapacity or bankruptcy of any Seller (as applicable) to the maximum extent permitted by Law.

(b)

Without limiting the generality of the foregoing, Sellers Representative has full power and authority to make all decisions and take all actions relating to Sellers’ respective rights, obligations and remedies under this Agreement including to transfer and assign the Purchased Shares to the Purchaser, receive and make payments, to receive and send notices (including notices of termination), to receive, execute and deliver documents (including any certificates, resolutions, amalgamation agreements, stock transfer powers of attorney, amendments to this Agreement, update schedules to this Agreement, affidavits of lost share certificates and any other documents to be delivered by Sellers pursuant to this Agreement or as contemplated herein), to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification, specific performance or other relief, on behalf of Sellers, to defend against indemnification claims of Purchaser and to negotiate and finally resolve any disputes arising under this Agreement among Purchaser and any of the Sellers. All decisions and actions taken by Sellers Representative are binding upon all Sellers, and no Seller has the right to object, dissent, protest or otherwise contest the same. The Sellers agree to provide any information reasonably requested by Sellers Representative in order to satisfy itself of the matters to be contained in any document to be executed and delivered by Sellers Representative (for and on behalf by the Sellers (including any certificates or other documents to be delivered by the Sellers pursuant to this Agreement)).

(c)

Purchaser is entitled to deal only with Sellers Representative in respect of all matters arising under this Agreement including to receive and make payments, to receive and send notices (including notices of termination), to receive and deliver documents, to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification against Sellers or any one of them and to defend against indemnification claims of Sellers.

(d)

All references in this Agreement to decisions and actions to be taken by Purchaser and directed to Sellers or any one of them, as the case may be, are deemed directed to Sellers or any one of them, as the case may be, if such decisions or actions are directed by Purchaser to Sellers Representative.

(e)

Unless informed in writing by a Seller that such Seller believes a representation is untrue or has become untrue since the date of this Agreement, or is aware of any breach of covenant by such Seller or any other Seller, Sellers Representative is hereby authorized by each Seller to deliver the Sellers’ closing certificate(s) contemplated by Section 3.5(a) on the other Sellers’ behalf.

(f)

Sellers shall cooperate with Sellers Representative and any accountants, attorneys or other agents whom Sellers Representative may retain to assist in carrying out their duties hereunder. Sellers shall severally (and not jointly and severally), in accordance with their respective Allocable Portion, reimburse Sellers Representative for all costs and expenses, including professional fees, incurred by Sellers Representative. Sellers Representative shall be permitted to set-off any amounts owed to them by a Seller pursuant to this Section 13.1 against any amounts to be remitted to such Seller by Sellers Representative pursuant to this Agreement. To the extent that the Sellers Representative has incurred any fees or expenses which are to be paid for by Sellers (in accordance with their respective Allocable Portions), Sellers Representative shall deduct each Seller’s proportionate share of such fees and expenses (determined in accordance with their Allocable Portion) from any amount to be paid to such Seller and shall promptly remit such amount to the Sellers Representative. For greater certainty, the Sellers Representative will be entitled to hold back a portion of the proceeds payable to each Seller to cover any contingent payments, amounts owing under this Agreement or any transaction expenses to be paid by the Sellers and such amounts may be held in a segregated account at a paying agent retained by the Sellers Representative.

(g)

Sellers shall severally (and not jointly and severally), in accordance with their respective Allocable Portion, indemnify and hold harmless Sellers Representative, in its capacity as Sellers Representative, and its shareholders, directors, officers, employees, agents and representatives against all Losses (including reasonable expenses of Sellers Representative’s legal counsel) which, without fraud, gross negligence or willful misconduct on the part of Sellers Representative, may be paid, incurred or suffered by Sellers Representative by reason or as a result of the performance by Sellers Representative of its obligations as Sellers Representative set out in this Agreement. Sellers Representative shall have no duty, obligation or responsibility to expend its own funds in support of its activities as agent and proxy of Sellers.

13.2	Notices

(a)

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by email or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to a Seller:

Orion Resource Partners (USA) LP

7 Bryant Park

1045 Avenue of the Americas, Floor 25

New York, NY 10018

Attention: General Counsel

Email:

With a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington Street West, Suite 3000

Toronto, Ontario

M5K 1N2

Attention: Michael Pickersgill

Email:

(ii)	if to the Purchaser or Purchaser Guarantor:

Suite 1501 – 700 West Pender Street

Vancouver, BC Canada

V6C 1G8

Attention: General Counsel

Email:

with a copy to:

Blake, Cassels & Graydon LLP

Attention: Bob Wooder

Email:

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or electronically transmitted (or, if such day is not a Business Day or if delivery or electronic transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Any Party may at any time change its address or email address from time to time by giving notice to the other Parties in accordance with this Section 13.2.

13.3	Callback Procedure.

Notwithstanding any other provision of this Agreement, no notice, instruction or other communication relating to any change in any details of the Sellers or the Purchaser relating to payment (including the identity of such Person, receiving bank or receiving account number, broker, or broker account number), or in any details of such Person’s callback contact, will be valid, and shall not be complied with by any Party unless:

(a)	written notice of the change is given in accordance with Section 13.2;

(b)	the Person giving notice of the change is not a callback contact further to Section 13.4; and

(c)

such instruction is confirmed verbally by telephone or voice over internet protocol call, and not by writing in any form, between the Sellers’ callback contact and the Purchaser’s callback contact using the relevant details for that callback contact in Section 13.4, with such verbal confirmation being further confirmed to the callback contact of the Party giving such instruction via a second written notice given by the callback contact of the Party receiving such instruction in accordance with Section 13.2 contemporaneously with the completion of such verbal confirmation.

13.4	Callback Contact.

The callback contacts for Section 13.3 are the following Persons with the following contact details, or such other Persons or contact details as the relevant Party may notify from time to time in accordance with Section 13.3.

(a)	Callback contact for the Sellers:

Name:

Email:

Telephone number:

(b)	Callback contact for the Purchaser:

Name:

Email:

Telephone number:

13.5	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

13.6	Assignment

No Party may assign any of their rights, entitlements or benefits under this Agreement, or delegate any of their duties or obligations, except with the prior written consent of the other Parties. Notwithstanding the foregoing, each of the Purchaser Guarantor and the Purchaser shall be entitled at any time to assign its rights in this Agreement (however it may not transfer its liabilities or obligations under the Agreement without the prior written consent of the Sellers) as security in favour of the Purchaser Guarantor’s lenders and grant and allow to exist an Encumbrance in respect of this Agreement in favour of the Purchaser Guarantor’s lenders.

13.7	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and, where the context so permits, their respective successors and permitted assigns.

13.8	Expenses

Each Party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein and therein, including the fees and expenses of legal counsel, financial advisors, brokers, accountants and other professional advisors and fees payable to any Governmental Bodies.

13.9	Consultation

The Parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby and, except as required by applicable Law, the Parties shall not issue any such press release or make any such public announcement without the prior written consent of the other Parties, acting reasonably, which consent shall not be unreasonably withheld or delayed.

13.10	Further Assurances

Each of the Parties hereto shall, at all times after the Closing Date and upon any reasonable request of the other Parties, promptly do, execute, deliver or cause to be done, executed and delivered, at the expense of the requesting Party, all further acts documents and things as may be required or necessary for the purposes of giving effect to this Agreement, including such other instruments of sale, transfer, conveyance, assignment, confirmation, certificates and other instruments as may be reasonably requested in order to more effectively assign, transfer and convey the Purchased Shares and to effectuate the transactions contemplated herein.

13.11	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts and in electronic format with the same effect as if all Parties had signed and delivered the same document, and all counterparts shall together constitute one and the same original document.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

Sellers

OMF FUND II (GE) LLC by its sole member, by its general partner, by its general partner,		OMF CO-FUND II (PERIDOT) LLC by its sole member, by its general partner, by its general partner,

By:		By:
	Name: Dov Lader		Name: Dov Lader
	Title: Director		Title: Director

OMF FUND III (EMERALD) LLC by its sole member, by its general partner, by its general partner,		OMF CO-FUND III (JADE) LLC by its sole member, by its general partner, by its general partner,

By:		By:
	Name: Dov Lader		Name: Dov Lader
	Title: Authorized Officer		Title: Authorized Officer

OMF FUND JV (VERTE) LP by its general partner, by its general partner,

By:
Name: Dov Lader
Title: Director

Sellers Representative

OMF FUND II (GE) LLC by its sole member, by its general partner, by its general partner, solely in its capacity as Sellers Representative, appointed in accordance with Section 13.1 by
Name: Dov Lader
Title: Director

Purchaser

PREMIER GOLD MINES HARDROCK INC.

by
Name:
Title:

by
Name:
Title:

Purchaser Guarantor

EQUINOX GOLD CORP.

by
Name:
Title:

by
Name:
Title:

Sellers Representative

OMF FUND II (GE) LLC by its sole member, by its general partner, by its general partner, Solely in its capacity as Sellers Representative, appointed in accordance with Section 13.1 by
Name:
Title:

Purchaser

PREMIER GOLD MINES HARDROCK INC.

by
Name: Susan Toews
Title: Director

by
Name: Peter Hardie
Title: Director

Purchaser Guarantor

EQUINOX GOLD CORP.

by
Name: Susan Toews
Title: General Counsel and Corporate Secretary

by
Name: Peter Hardie
Title: Chief Financial Officer

Sellers Representative

OMF FUND II (GE) LLC by its sole member, by its general partner, by its general partner, solely in its capacity as Sellers Representative, appointed in accordance with Section 13.1 by
Name:
Title:

Purchaser

PREMIER GOLD MINES HARDROCK INC.

by
Name: Susan Toews
Title: Director

by
Name: Peter Hardie
Title: Director

Purchaser Guarantor

EQUINOX GOLD CORP.

by
Name: Susan Toews
Title: General Counsel and Corporate Secretary

by
Name: Peter Hardie
Title: Chief Financial Officer

Exhibit D-1

Form of Promissory Note

(Redacted)

EXHIBIT D-2

(Redacted)

EXHIBIT D-3

(Redacted)

EXHIBIT 3.5(F)

(Redacted)

EXHIBIT 3.5(G)

(Redacted)

EXHIBIT 7.8(B)

(Redacted)

EXHIBIT 7.8(C)

(Redacted)

Schedule 2.1

Allocable Portion

(Redacted)

SCHEDULE 4.3

(Redacted)

SCHEDULE 6.2

(Redacted)